Q2 2026 Investor Presentation 1

Disclaimer This presentation has been prepared by Prenetics Global Limited (“Prenetics” or the “Company”) and is provided for informational purposes only in connection with the Company’s discussion of its Q2 2026 results. This presentation should be considered together with, and not in isolation from, the Company’s press release and shareholder letter, each dated August 18, 2026, regarding its Q2 2026 results, as well as the definitions, disclaimers and footnotes set forth therein. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall any securities be offered or sold in any jurisdiction in which such offer, solicitation, or sale would be unlawful. Certain operational data, customer metrics, market data, and industry information included in this presentation are derived from management records, internal analyses, third-party sources, and management's understanding of the markets in which the Company operates. Operational data is unaudited and may differ from data presented in the Company's reports filed or furnished with the U.S. Securities and Exchange Commission. Cohort figures are preliminary, unaudited, based on management billing records, and reflect gross billings rather than IFRS revenue. July 2026 figures reflect the period from July 1, 2026 through July 31, 2026. Industry, market, and competitive position data presented herein are based on publicly available information, industry publications, and third-party sources that the Company believes to be reliable but has not independently verified. Market size estimates are based on third-party industry research and involve assumptions and limitations that may affect their accuracy. While the Company believes such information to be reliable, it has not been independently verified by any third party, and no representation or warranty, express or implied, is made as to the accuracy, completeness, fairness, or reasonableness of any such information. In addition, the foregoing information may involve estimates, assumptions and other risks and uncertainties, and are subject to change based on various factors. Accordingly, you should not place undue reliance on such information. Forward-Looking Statements This presentation contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this presentation, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the impact of the Customer Investment Agreement with GC Customer Value Arranger, LLC is unpredictable, and the arrangement may not function as expected, and its failure to do so could materially and adversely impact our financial condition and results of operations, we may require additional capital to grow our business, which may not be available on terms acceptable to us or at all, the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this presentation is as of the date of this presentation, and the Company does not undertake any duty to update such information, except as required under applicable law. Basis of Presentation Figures for prior periods have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). As part of the Group’s strategic repositioning to focus its resources and capital allocation on its core consumer health and prevention businesses, the Group has divested or exited certain non-core businesses and investments, including ACT Genomics, Europa and Insighta. In June 2025, the Group determined that ACT Genomics Holdings Company Limited (“ACT Genomics”) met the criteria to be classified as held for sale and a discontinued operation, following the signing of a definitive sale and purchase agreement with Delta Electronics, Inc. and its results have been excluded from the Group’s continuing operations thereafter. The divestment of ACT Genomics was completed on October 1, 2025. The Group also completed the divestiture of substantially all of the assets of its Europa business in January 2026 and determined that Europa met the criteria to be classified as held for sale and a discontinued operation. Accordingly, Europa’s results are included in the Group’s financial results only up to the date of completion of the divestiture and are excluded from the Group’s continuing operations thereafter. In February 2026, the Group completed the disposal of its remaining equity interest in Insighta Holdings Limited (“Insighta”). Accordingly, the Group’s share of results from Insighta is included only up to the date of completion of the disposal. The disposal of remaining equity interest in Insighta was completed on February 13, 2026. In accordance with IFRS 5, the results of discontinued operations are presented separately from the Group’s continuing operations (comprising IM8 and CircleDNA) in the unaudited consolidated statements of loss and other comprehensive loss, and comparative figures for those statements have been re-presented accordingly. The financial information in this presentation is unaudited. Unaudited Non-IFRS Financial Measures To supplement the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), the Company is providing the following non-IFRS measures: EBITDA, adjusted EBITDA, Contribution Profit, Contribution Margin, and Adjusted Free Cash Flow. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends and in facilitating period-to-period comparisons of the Company’s performance. EBITDA is defined as net loss before (1) depreciation and amortization, (2) interest income, (3) other finance costs, and (4) income tax expense. Adjusted EBITDA is defined as EBITDA further adjusted to exclude (1) amortization of deferred expenses, (2) equity-settled share-based payment expenses, (3) transaction-related expenses associated with acquisition, disposal and fundraising activities, (4) strategic realignment and discontinued products impact, (5) exchange gain or loss, net, (6) fair value (gain)/loss on financial assets at fair value through profit or loss, (7) fair value (gain)/loss on warrant liabilities, (8) unrealized and realized fair value (gain)/loss on digital assets, and (9) (profit)/loss from discontinued operations, net of tax. Contribution Profit, a non-IFRS measure, is defined as EBITDA further adjusted to exclude acquisition marketing expenses, brand royalty, and ambassador contracts and licensing fees. Contribution Margin is calculated as Contribution Profit divided by revenue. Adjusted Free Cash Flow, a non-IFRS measure, is defined as net cash from operating activities plus net fundings under the General Catalyst Customer Value Fund facility. In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS Accounting Standards. Investors are encouraged to review the breakdown provided in the non-IFRS reconciliation set forth in the tables set forth in the "Appendix" section at the end of this presentation, as well as the section titled "Unaudited Non-IFRS Financial Measures" in the Company's shareholder letter dated August 18, 2026. 2

Contents Q2 Financial Results & 2H Outlook 04 Capitalization, Balance Sheet & Valuation 17 Independent Card Data: Indagari 24 Growth & Momentum 29 The Subscription Engine 35 Unit Economics & Cohort Performance 45 The $1 Billion General Catalyst Partnership 52 Product, Brand, Science & Platform 60 Pipeline & Whitespace 71 3

Q2 Financial Results & 2H Outlook 4

OVERVIEW

Business Metrics

Summary of Q2 2026 and weeks following at a glance

Record quarter, accelerating exit rate, improving efficiency — and the balance-sheet structure to fund what comes next.

$46.5M
Q2 revenue, +29% QoQ, ~3.9x YoY
$45M
IM8 Q2 revenue, +33% QoQ, ~4.6x YoY
Met Q2 Guidance of $46-48M
Met IM8 Q2 Guidance of $44-46M

~$251M
annualized IM8 revenue run-rate (July)[1]

118,493
IM8 new customers, +98% QoQ

$1.52
Gross Profit for every $1 invested

~65%
IM8 gross margin (vs 57% a year ago)

$301
IM8 CAC in Q2
(-1% vs Q1 on ~2x the spend)

$239
IM8 CAC[2] in July

$1B
General Catalyst CVF facility, non-dilutive

Consolidated Adjusted Free Cash Flow turned positive in July — the first month in Company history — and is expected to remain positive for Q3 2026 and beyond.

1. Annualized Revenue Run-Rate ("ARR") is an operating metric calculated by multiplying IM8 revenue recognized in the applicable month by twelve and includes revenue from both subscription and one-time purchases. ARR is not a financial measure under IFRS, and is not necessarily indicative of revenue for any future period. ARR reflects orders from both new and existing customers and incorporates the effect of cancellations and non-renewals occurring on or before the applicable month; however, it does not adjust for anticipated future cancellations, non-renewals or pauses. ARR annualizes a single month of revenue and assumes that the revenue recognized in that month is maintained for the following twelve months. As a result, ARR is sensitive to the timing of promotional activity, product launches and billing cycles. In particular, the full order value of quarterly subscription plans is recognized upon shipment of the three-month supply, which increases revenue recognized in months when quarterly billings are concentrated. It may therefore differ significantly from actual future revenue.
2. Customer Acquisition Cost ("CAC") is an unaudited operating metric calculated as acquisition marketing spend divided by the number of new customers acquired in the period. Acquisition marketing spend comprises advertising and media, influencer, commissions, sponsorships, agency fees and other related working and non-working marketing expenses as incurred; it excludes marketing personnel and licensing and royalty fees. New customers include subscription and one-time orders across all channels, products and plan types.

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Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

THE INFLECTION MILESTONE

Adjusted Free Cash Flow turned positive in July — and is expected to remain positive for Q3 2026 and beyond.

SIGNIFICANT MILESTONE · JULY 2026

Adjusted Free Cash Flow[3] positive

Net cash from operating activities plus net fundings under the General Catalyst Customer Value Fund facility

Note: 3. Adjusted Free Cash Flow, a non-IFRS measure, is defined as net cash from operating activities plus net fundings under the General Catalyst Customer Value Fund facility.

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Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

The I·M·8® Story

57M Servings Delivered in 20 Months	**~40x** ARR Growth (Dec 2024 – Jun 2026)
200,000+ Servings Delivered Daily (Jun 2026)	**~65%** Gross Margin (Q2 2026)
~76% New Customer Subscription Rate (Q2 2026)	**~3x** Estimated LTV/CAC (36-mo period)

Source: IM8 Company Data, Grand View Research (U.S. Dietary Supplements Market (2026 – 2033) Report)
Notes: LTV/CAC is cumulative gross profit per customer over 36 months divided by CAC.

The Fastest Growing Supplements Brand Ever Recorded in the Industry

Premium Formulation with 90+ Ingredients

Science Moat with Clinically Proven Efficacy

Founder-Led with Athlete Equity Alignment

AI-Driven Creative Pipeline and Marketing Capabilities

Early Traction with Clear Vision for Future Growth


I·M·8®
WITH CELL REJUVENATION TECHNOLOGY 8™
DAILY ULTIMATE ESSENTIALS
Dietary Supplement
I·M·8
DAILY ULTIMATE ESSENTIALS

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Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

Q2 2026: Revenue 3.9x Year-over-Year, Cash Flow Inflection Delivered in July

$46.5M / $45M

+29% QoQ / +33% QoQ

Q2 total revenue / Q2 IM8 revenue

MET Q2 GUIDANCE OF $46 - $48M / $44 - 46M

$63-64M / $61.5-62.5M

(projected)

Q3 total revenue / Q3 IM8 revenue

ADJUSTED FREE CASH FLOW POSITIVE

$75-84M / $75-81M

(projected)

Q4 total revenue / Q4 IM8 revenue

ADJUSTED FREE CASH FLOW POSITIVE

$220-230M / $215-222M

(projected)

FY 2026 total revenue / FY 2026 IM8 revenue

INCREASED GUIDANCE FROM $210M - $220M

CONSOLIDATED PRENETICS — CONTINUING OPERATIONS ($000)

	Q2 2025	Q1 2026	Q2 2026	YoY	QoQ
Revenue	11,964	35,954	46,488	**3.9x**	**+29%**
Gross profit	7,367	23,283	30,203	**4.1x**	**+30%**
Gross margin	62%	65%	65%	**+3pts**	—
Loss from operations	(8,575)	(8,865)	(20,978)	**n/m**	**n/m**
Adjusted EBITDA	(2,947)	(5,599)	(19,028)	**n/m**	**n/m**

Revenue by entity — Q2 2026 ($000)	Revenue	Gross profit	GM %
IM8	45,008	29,220	65%
CircleDNA	1,480	983	66%
Total	**46,488**	**30,203**	**65%**

BALANCE SHEET — CONDENSED ($000)

	Jun 30, 2026	Dec 31, 2025
Cash and cash equivalents	59,050	32,131
Current financial assets	50,342	31,192
Inventories	13,991	7,032
Other assets	30,272	135,718
Total assets	**153,655**	**206,073**
Warrant liabilities (non-cash)	23,792	20,319
Other liabilities	36,940	29,388
Total liabilities	**60,732**	**49,707**
Total equity	**92,923**	**156,366**
Borrowings	—	—

Zero borrowings. Dec-31 other assets included digital-asset holdings ($44.6M) and the Insighta equity interest ($66.1M), both divested in 1H 2026 with proceeds redeployed to the core business. Warrant liabilities are non-cash fair-value marks on outstanding warrants. Capital allocation: product and clinical investment first, growth where cohort economics clear the bar, opportunistic capital returns.

Note: Unaudited; Prenetics consolidated, continuing operations. Comparative periods restated to exclude divested businesses. Adjusted EBITDA is a non-IFRS financial measure, reconciliation in the appendix. Q3 and Q4 figures are management guidance and are forward-looking.

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Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

Q2 2026 CONSOLIDATED PRENETICS FINANCIAL RESULTS

Contribution margin up sixteen points, loss per share improved 45% vs Q2 2025

PRE consolidated, contribution to EPS — partner and marketing costs detailed.

PRE consolidated ($M · % of revenue)	Q2 2025	Q1 2026	Q2 2026	Q2 vs PQ	Q2 vs YAG	Jul 2026
Revenue	**$12.0M**	**$36.0M**	**$46.5M**	**+29%**	**3.9x**	**$21.4M**
Gross profit	$7.4M	$23.3M	$30.2M	+30%	4.1x	$13.6M
Gross margin	62%	65%	65%	—	+3pts	64%
Operating costs[4] — payments, people, R&D, and other	$(3.8)M · 32%	$(7.7)M · 21%	$(8.7)M · 19%	+14%	2.3x	$(3.2)M · 15%
Contribution Profit[5] · Contribution Margin[6] (pre-partner & marketing)	**$3.6M · 30%**	**$15.6M · 43%**	**$21.5M · 46%**	**+37%**	**6.0x**	**$10.4M · 49%**
Brand royalty — (3.5% of revenue)[7]	$(0.3)M · 3%	$(1.1)M · 3%	$(2.2)M · 5%	+97%	7.3x	$(0.6)M · 2.8%
Ambassador contracts — all partners (contracted)	$(1.1)M · 9%	$(1.4)M · 4%	$(2.1)M · 4%	+45%	1.9x	$(0.7)M · 3.3%
Acquisition marketing spend (fully discretionary)	$(5.1)M · 43%	$(18.7)M · 52%	$(36.2)M · 78%	+93%	7.1x	$(11.5)M · 54%
Adjusted EBITDA (consolidated)[8]	**$(2.9)M · (25)%**	**$(5.6)M · (16)%**	**$(19.0)M · (41)%**	**n/m**	**n/m**	**$(2.4)M · (11)%**
SBC, one-time & fair-value items, net[9]	$(9.8)M	$(17.6)M	+$9.9M	n/m	n/m	$(1.3)M
EBITDA[8]	**$(12.7)M**	**$(23.2)M**	**$(9.1)M**	**n/m**	**n/m**	**$(3.7)M**
D&A, net interest & tax	$0.0M	+$0.1M	+$0.1M	n/m	n/m	+$0.1M
Net loss (IFRS)	**$(12.7)M**	**$(23.1)M**	**$(9.0)M**	**n/m**	**n/m**	**$(3.6)M**
Loss per share, basic	**$(0.94)**	**$(1.36)**	**$(0.52)**	**n/m**	**n/m**	**not reported**

[4]Operating costs represents Gross Profit less Contribution Profit.
[5]Contribution Profit, a non-IFRS measure, is defined as EBITDA further adjusted to exclude acquisition marketing expenses, brand royalty, and ambassador contracts & licensing fees.
[6]Contribution Margin is calculated as Contribution Profit divided by revenue.
[7]Brand royalty: 5.0% of revenue until cumulative IM8 revenue reaches $100 million, 3.5% thereafter; this threshold was crossed during Q2 2026; as a result, Q2 blends both rates.
[8]See "PRE consolidated: reconciliation of non-IFRS measures" in the Appendix.
[9]This includes the Adjusted-EBITDA add-back items. Amounts may be restated to exclude discontinued operation under IFRS.

Figures may not foot due to rounding.
n/m: not meaningful

LEVERAGE IS EXPANDING IN MULTIPLE AREAS

Gross margin expanded 62% → 65% vs Q2 2025, operating costs fell from 32% → 19% vs Q2 2025, and Royalty + Ambassador contracts combined dropped from 12% → 9% vs Q2 2025. The only line that de-leveraged was acquisition marketing, which is a choiceful investment.

CONTRIBUTION IS RISING AT GROUP LEVEL

Contribution margin went 30% → 43% → 46% of revenue as of Q2 2026 while revenue scaled 3.9x, and operating costs fell from 32% of revenue to 19% — admin ex-royalty and R&D declined in dollars QoQ. The adjusted EBITDA loss equals the growth investment.

THE PARTNER COSTS, IN DAYLIGHT

People assume a celebrity royalty of 8–10%. The actual David Beckham royalty stepped down to 3.5% of revenue when cumulative IM8 revenue crossed $100 million — reached in Q2 2026 (5.0% prior). Ambassador contracts — every partner in the company — are contracted and flat in dollars: 9% of revenue a year ago, ~4% today.

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Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

Q2 2026 & JULY 2026 IM8 FINANCIAL RESULTS

Significant strength in Q2 leading towards high leverage acceleration in July

IM8 with July standalone — management view; partner and marketing costs detailed.

IM8 ($M · % of revenue)	Q2 2025	Q1 2026	Q2 2026	Q2 vs PQ	Q2 vs YAG	Jul 2026
Revenue	**$9.8M**	**$33.8M**	**$45.0M**	**+33%**	**4.6x**	**$20.9M**
Gross profit	$5.6M	$21.7M	$29.2M	+35%	5.2x	**$13.3M**
Gross margin	57%	64%	65%	+1pt	+8pts	**64%**
Operating costs — payments, people, R&D, and other	$(1.4)M · 14%	$(5.5)M · 16%	$(7.8)M · 17%	+42%	n/t	**$(2.5)M · 13%**
Contribution profit (pre-partner & marketing)	**$4.2M · 43%**	**$16.2M · 48%**	**$21.4M · 48%**	**+32%**	**5.1x**	**$10.8M · 52%**
Brand royalty — (3.5% of revenue)[2]	$(0.3)M · 3%	$(1.1)M · 3%	$(2.2)M · 5%	+100%	7.3x	**$(0.6)M · 2.9%**
Ambassador contracts — all partners (contracted)	$(1.1)M · 11%	$(1.4)M · 4%	$(2.1)M · 5%	+50%	1.9x	**$(0.7)M · 3.3%**
Acquisition marketing (CAC basis, fully discretionary)[1]	$(4.7)M · 48%	$(18.3)M · 54%	$(35.7)M · 79%	+95%	7.6x	**$(11.3)M · 54%**
IM8 EBITDA	**$(1.9)M**	**$(4.6)M**	**$(18.6)M**	**n/m**	**n/m**	**$(1.8)M**
IM8 EBITDA margin	(19)%	(14)%	(41)%	—	—	**(9)%**

NEW-CUSTOMER ECONOMICS BY QUARTER

New-customer economics	Q2 2025	Q1 2026	Q2 2026	Q2 vs PQ	Q2 vs YAG	Jul 2026
New customers	33,487	59,942	118,493	+98%	3.5x	**47,373**
CAC	$139	$305	$301	-1%	2.2x	**$239**

CONTRIBUTION MARGIN RISING AT 4.6x SCALE

Contribution profit reached $10.8M in July — 52% of revenue, the best month on record, up from Q2 contribution profit of 43% a year ago. Q2 2026 contribution profit increased 5.1x vs a year ago. Operating costs fell from 17% of revenue in Q2 to 13% in July.

PARTNER COSTS COLLAPSING AS WE SCALE

As a combined percentage of sales, brand royalty and ambassador contract costs dropped from 24% of sales in Q2 2025 to 10% of sales in Q2 2026. That is 14% more leverage in just one year from these two lines.

THE ONE LINE THAT GROWS IS THE ONE WE CHOOSE

Acquisition marketing is the only expanding cost on this page — and the only fully discretionary one. Q2's record spend was the deliberate buy: 118,493 customers at essentially flat CAC, our largest cohorts ever, purchased ahead of the GC facility going live July 1 — against a measured return of $1.52 of gross profit per dollar, and rising.

[10]See "IM8: reconciliation of non-IFRS measures" in the Appendix.
[11] EBITDA Margin is calculated as EBITDA divided by revenue

Note: IM8 only, management view, unaudited; Q2 2025 restated to the shareholder-letter basis; July 2026 is preliminary and unaudited.
Note: see previous slide for additional notes.
Note: figures may not foot due to rounding.

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Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

The $24.6M, quarter by quarter — widened by design

Adjusted EBITDA by quarter. Q2's widening was a decision, not a surprise — and the second half is guided to roughly half the loss of the first.



Adjusted EBITDA ($M)
5
0
−5
−10
−15
−20
−25
1H 2026: −$24.6M
deliberate widening: spend doubled
~59% smaller loss, full half
−$5.6M
−$19.0M
−$8M to −$12M
Q1 2026 (actual)
Q2 2026 (actual)
2H 2026E (guidance)

Q2 widened because we chose it

Acquisition marketing spend nearly doubled and bought the largest cohort in company history at flat CAC. The widening was the purchase; the next two pages show what it bought.

2H: half the EBITDA loss, more growth

Guided to $(8)–(12)M for the full second half versus $(24.6)M in the first — while revenue is estimated to grow roughly 70% and investment continues at record levels.

The IFRS bottom line was the smaller loss

Q2 net loss (IFRS) was $9.0M — less than half the adjusted loss — because Q2 carried $9.9M of net non-cash gains and our convention strips those out (in Q1, the same convention stripped losses out). We adjust against ourselves, in both directions; loss per share improved 45% YoY.

[12] We have not provided the forward-looking IFRS Accounting Standards equivalents for Adjusted EBITDA non-IFRS metrics as a result of the uncertainty regarding, and the potential variability of, reconciling items such as equity-settled share-based payment expenses, exchange gain or loss, net, fair value gain or loss on financial assets at fair value through profit or loss, fair value gain or loss on warrant liabilities, and other charges. Accordingly, the Company has relied upon the exception in item 10(e)(1)(i)(B) of Regulation S-K to exclude such reconciliations, as the reconciliations of these non-IFRS guidance metrics to their corresponding IFRS Accounting Standards equivalents are not available without unreasonable efforts. However, it is important to note that material changes to reconciling items could have a significant effect on future IFRS results. We have provided reconciliations of other historical IFRS Accounting Standards to non-IFRS metrics in tables at the end of this letter, as well as relevant non-IFRS definitions.

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Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

The base already covers the company — the loss is chosen growth

Recurring base alone generates more gross profit than the entire cost structure consumes.


~$85M
~$39M headroom
before any new customer
~$46M
partner
~$16M
operating
~$30M
Gross profit from repeat revenue alone
(~$130M annualized × ~65% margin)
Annualized operating + partner costs
excluding acquisition marketing spend

Profitable tomorrow, by the numbers

July repeat revenue from existing customers runs ~$11M a month (~$130M annualized, 3.5x YoY). At ~65% margin that is ~$85M of gross profit against ~$47M of total non-acquisition costs — ~$30M operating plus ~$16M partner — leaving ~$39M of headroom before a single new customer.

The gross profit bar grows on its own

Repeat revenue is 3.5x year over year and has grown every month on record — each cohort adds to it permanently. The cost stack barely moves, operating costs scale efficiently, ambassador contracts are fixed-dollar against compounding revenue, and the royalty stepped down to 3.5%. This chart redraws itself wider every quarter.

Note: Illustrative run-rate view, not a forecast. Repeat revenue is July 2026 gross management billings from cohorts acquired before July ($10.8M, annualizing to ~$130M); it is management billing data, not IFRS revenue. Gross profit applies an illustrative ~65% margin. Costs are the July run-rate annualized on IMB basis — operating costs ~$30M, plus partner costs of ~$16M comprising the David Beckham brand royalty and contracted ambassador fees. Excludes all customer-acquisition marketing spend ($18.3M Q1 2026, $35.7M Q2 2026). Approximate, preliminary and unaudited.

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Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

The $54.0M was not spent — it was invested at $1.52 per $1

What the 1H acquisition investment buys: gross profit well in excess of its own cost — at the $1.52 per $1 the measured book has already returned, on economics General Catalyst underwrote at $1.44 with $1 billion behind it.


~$82M
$54.0M
~$28M above the cost of acquiring it
1H acquisition investment
Gross profit they would return at the $1.52 the measured book has already delivered

The multiple is measured, and it rises

$1.52 of gross profit per $1 invested is what the measured cohort book has already returned to date — up from the $1.44 General Catalyst validated in months of diligence before committing $1 billion. The figure rises every month as cohorts age, and every historical monthly cohort continues to exceed its underwritten thresholds.

$54M was a predictable near-term investment

The cohorts acquired with the $54.0M — at the $1.52 the measured book has already delivered — return roughly $82M of gross profit over their life.

Note: $1.52 per $1 is contractual Reference Income — customer collections multiplied by the 58% contractual gross-margin assumption — divided by cohort-attributable acquisition marketing spend, for acquisition cohorts from December 2024 through March 2026: $70.0M ÷ $46.2M. Collections are cumulative to 31 July 2026, and each quarterly vintage is measured only to the common age of its youngest monthly cohort. The 58% rate is the Customer Value Fund's contractual assumption and is below the Company's reported gross margin. The figure is cumulative and rises as cohorts age; General Catalyst underwrote $1.44 on the same scope in July. ~$82M = $54.0M × 1.52 and assumes the 1H 2026 cohorts mature to that same return; it is an illustrative projection, not an observed return. Every completed applicable cohort test continues to exceed its underwritten threshold. Not guidance and not a forecast of reported results.

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Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

2H: more revenue, more investment — half the loss

The path through raised FY guidance, and why the adjusted EBITDA loss halves even as acquisition investment grows.

Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK



2H revenue: ~$143M — compounding through the guide
IM8 quarterly revenue ($M)
0
10
20
30
40
50
60
70
80
$33.8M
+33%
$45.0M
+38%
$62.0M
+31%
$81.2M
Q1 2026 (actual)
Q2 2026 (actual)
Q3 2026E (guidance mid)
Q4 2026E (implied at $222M FY, top)



Adjusted EBITDA halves
0
−5
−10
−15
−20
−25
−$24.6M
−$8M to −$12M
1H 2026 (actual)
2H 2026E (guidance)

~$42M of gross profit arrives

2H revenue of ~$143M at ~65% margin generates ~$95M of gross profit — roughly $42M more than 1H — while the AI-native cost base of ~70 people stays essentially flat.

Q4: the seasonal peak, with launches held out

Reaching the top of raised FY2026 IM8 guidance ($222M) implies +31% sequential growth in Q4 — into the seasonal peak, after quarters of +33% and +38% — with three product launches not yet in these numbers.

Note: Q3 2026 shown at the midpoint of guided IM8 revenue of $61.5–62.5M; Q4 2026 implied arithmetically at the top of raised FY2026 IM8 guidance ($215–222M) less 1H actuals ($78.8M) and the Q3 guidance midpoint ($62.0M) — illustrative, not guidance. Implied 2H investment derived from guidance at ~65% margin and flat operating costs; illustrative. Adjusted EBITDA is a non-IFRS measure. reconciliation to loss for the period is in the appendix.

I·M·8

14

Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

IM8 Q3E: a seventh consecutive record quarter — more than a third already banked

Guided IM8 revenue of $61.5–62.5M ($63–64M total) — +38% sequential at the midpoint — and July has already delivered $20.9M of it.

Q3 guide: $61.5–62.5M — a seventh consecutive record quarter


July already delivered $20.9M —
more than a third of the quarter
$33.8M
+33%
$45.0M
+38%
$61.5–62.5M
Q1 2026
(actual)
Q2 2026
(actual)
Q3 2026E
(guidance midpoint)

More than a third banked — guided to recurring revenue

July delivered $20.9M — the strongest month in company history, carrying the largest single-month cohort and heaviest one-time volume we have ever recorded. We guide to high-visibility recurring revenue, not to records repeating; the compounding subscription base underwrites the quarter on its own.

Momentum entering the quarter

Blended CAC entered Q3 at ~$239, down ~21% from Q2; quarterly plans passed half of revenue

The quarter of the inflection

Q3 is when Adjusted Free Cash Flow, inclusive of CVF fundings, is expected to turn positive — the milestone the entire year has pointed toward — while sequential growth continues at ~38%.

$63-64M / $61.5-62.5M
(projected)
Q3 total revenue / Q3 IM8 revenue
ADJUSTED FREE CASH FLOW POSITIVE

Note: Guidance per Q2 2026 results (IM8 $61.5–62.5M; total $63–64M). July preliminary and unaudited; July represents approximately one-third of the quarter at the guidance midpoint. Contribution margin is a non-IFRS financial measure, derived from the Company's unaudited monthly management accounts.

15

Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

Q2 2026 FINANCIAL RESULTS & 2H OUTLOOK

IM8 2026 Q4E: +31% sequential into the seasonal peak — after +33% and +38%

What the top of raised FY2026 IM8 guidance ($222M) implies for Q4 — and what is deliberately not in these numbers.


Q4: +31% sequential into the seasonal peak
IM8 quarterly revenue ($M)
100
80
60
40
20
0
$27.4M
~3x the same quarter last year
→ exits the year above the ~$300M annualized run-rate guided
~$81.2M
Q4 2025 (actual)
Q4 2026E (implied at $222M FY, top of raised guidance)

$75-84M / $75-81M
(projected)
Q4 total revenue / Q4 IM8 revenue

ADJUSTED FREE CASH FLOW POSITIVE

$220-230M / $215-222M
(projected)
FY 2026 total revenue / FY 2026 IM8 revenue

INCREASED GUIDANCE FROM $210M - $220M

The seasonal peak carries it

At the top of raised guidance, Q4 implies ~$81.2M — +31% sequential. Q4 2025 grew +59% sequentially in the same season; the holiday quarter has carried a larger ask than this before, from a smaller machine.

~3x the same quarter last year

Q4 2025 delivered $27.4M. The implied Q4 2026 is ~3x that — in the seasonally strongest quarter of the year — and exits December above the ~$300M annualized revenue run-rate the company has guided.

Hydration launches in Q4 — and is not in these numbers

IM8 Hydration ships in Q4 into a ~$37B global category, selling first into an active base whose acquisition cost is already paid. None of the pipeline's revenue is in guidance. Every sachet sold is upside to this page.

Note: Q4 2026 implied arithmetically at the top of raised FY2026 IM8 guidance ($215–222M) less 1H actuals ($78.8M) and the Q3 guidance midpoint ($62.0M) — illustrative, not guidance. Company guidance of ~$300M year end annualized revenue run rate. Q4 2025 per reported results. Hydration category size per Grand View Research; third-party data has not been independently verified by the Company.

16

Capitalization, Balance Sheet & Valuation 17

CAPITALIZATION, BALANCE SHEET & VALUATION

CAPITALIZATION

Cap Table by Owner Group — Outstanding and Fully Diluted

Owner group	Outstanding	%	Fully diluted	% FD
Public float, including repurchased shares	*10,264,399*		*10,264,399*	
less shares repurchased by the Company	*(2,204,251)*		*(2,204,251)*	
Public float, net of repurchases	8,060,148	53.0%	8,060,148	42.1%
Legacy & strategic investors	2,807,077	18.5%	2,807,077	14.7%
Insiders — Class A	1,609,372	10.6%	1,940,982	10.1%
IM8 Ambassadors, influencers & SAB	749,087	4.9%	1,247,218	6.5%
Employees, advisors & partners	391,729	2.6%	447,513	2.3%
Class A ordinary shares — 5 August 2026	**13,617,413**	**89.6%**	**14,502,938**	**75.7%**
Danny Yeung (CEO) — Class B	1,580,972	10.4%	1,580,972	8.2%
TOTAL ORDINARY SHARES	**15,198,385**	**100%**	**16,083,910**	**83.9%**
Warrants — Class C @ $18.00	—		2,360,416	12.3%
Warrants — Class A @ $24.12	—		362,226	1.9%
Warrants — Class B @ $32.16	—		362,226	1.9%
FULLY DILUTED			**19,168,778**	**100%**

WHO IS IN EACH GROUP

Public float — shares held through DTC and street name. Legacy & strategic — pre-IPO series investors, the Insighta JV holders, SPAC sponsor, PIPE and the ACT Genomics rollover. Insiders — the D&O group. IM8 Ambassadors and the scientific advisory board. Employees, advisors & partners — all other share-plan participants, current and former, plus service partners paid in stock.

WARRANTS

Only Class C at $18.00 is realistically in the money; it is forced-redeemable once the shares hold $21.60 for ten consecutive days and would bring in ~$42.5M of cash on exercise. Placement agent warrants from the October 2025 offering were fully exercised and are already inside the share count.

WHAT FULLY DILUTED INCLUDES — AND EXCLUDES

Includes the outstanding warrant classes, all granted RSUs, executed share subscription agreements, and contracted ambassador tranches not yet granted. Excludes the legacy 2021 SPAC warrants — 1,492,307 underlying shares at an effective $103.60 strike, ~7x the current share price, expiring five years from the May 2022 de-SPAC closing (~May 2027) — and authorized but ungranted share-plan capacity, which is uncommitted; the plan replenishes 3% annually.

Note: Share counts per the transfer-agent cap table as of 5 August 2026 (Continental book-entry and FUTU records, NOBO searches as needed); ownership grouping from the same file. Fully diluted includes the outstanding warrant classes, granted RSUs (568,746), executed share subscription agreements (215,251) and contracted ambassador tranches not yet granted (101,528). It excludes the legacy 2021 warrants (1,492,307 shares at an effective $103.60, roughly seven times out of the money and expiring around May 2027) and the 668,656 shares of ungranted plan capacity, which is future possible rather than committed dilution. Class B carries 20 votes and converts one-for-one.

I·M·8 18

CAPITALIZATION, BALANCE SHEET & VALUATION

CAPITALIZATION

Cap Table Since Oct 2025 — Fewer Shares, Half the Warrants

ORDINARY SHARES OUTSTANDING — AS FILED

	Dec 31, 2025	Mar 31, 2026	Aug 5, 2026	Δ Dec → Aug 5
Class A ordinary shares	15,293,117	14,697,463	13,617,413	(1,675,704)
Class B ordinary shares	1,580,972	1,580,972	1,580,972	—
TOTAL ORDINARY SHARES OUTSTANDING	**16,874,089**	**16,278,435**	**15,198,385**	**(1,675,704)**
memo: change vs Dec 31		*-3.5%*	*-9.9%*	

WARRANTS — SHARES UNDERLYING

Instrument	As issued, Oct 2025	Dec 31, 2025	Aug 5, 2026	Δ since issue
Class A warrants @ $24.12	2,722,642	362,226	362,226	(2,360,416)
Class B warrants @ $32.16	2,722,642	362,226	362,226	(2,360,416)
Class C warrants @ $18.00	—	2,360,416	2,360,416	+2,360,416
Placement agent warrants @ $16.08	131,829	131,829	—	(131,829)
ACTIVE WARRANT SHARES	**5,577,113**	**3,216,697**	**3,084,868**	**(2,492,245)**
memo: legacy 2021 warrants @ $103.60 (excluded)	*1,492,307*	*1,492,307*	*1,492,307*	—

THE SEQUENCE

October 2025: $44M equity raise created 5.4M warrant shares across two strikes. December 2025: the voluntary exchange — completed within the year at 86.7% participation — retired 4.7M of them for 2.4M Class C at $18.00, collapsing the overhang 42% in two months. 2026: the buyback took the share count down a further ~600K in Q1 and again through July — 2,204,251 shares held in treasury program-to-date, while the placement agent warrants were exercised and left the picture.

WHY CLASS C IS DIFFERENT

Class C carries a forced-redemption right: once the shares hold $21.60 for ten consecutive trading days, the company can call them — ending the overhang and collecting ~$42.5M of cash. The instrument is designed to disappear as the equity performs.

Note: All figures as filed: Form 20-F for Dec 31, 2025 (15,293,117 Class A and 1,580,972 Class B, matching the Form F-1/A); Form 20-F/A for Mar 31, 2026; the transfer-agent cap table as of 5 August 2026; company announcements for the October 2025 raise and the December 2025 warrant exchange. The ~$42.5M assumes exercise in full following redemption; there is no assurance the redemption condition will be met.

I·M·8

19

CAPITALIZATION, BALANCE SHEET & VALUATION

BALANCE SHEET

1H reflected a strengthening balance sheet

	Jun 30, 2026	Dec 31, 2025
Cash and cash equivalents	59,050	32,131
Current financial assets	50,342	31,192
Inventories	13,991	7,032
Other assets	30,272	135,718
Total assets	**153,655**	**206,073**
Warrant liabilities (non-cash)	23,792	20,319
Other liabilities	36,940	29,388
Total liabilities	**60,732**	**49,707**
Total equity	**92,923**	**156,366**
Borrowings	—	—

$109.4M

cash and current financial assets at Jun 30 2026: $59.1M cash + $50.3M current financial assets

$40M

buyback completed (~$26.9M in Q2)

$21.8M

Inventories doubled to $14.0M, with a further $7.8M of inventory prepayments

Equity moved in the half for two reasons.

The buyback and growth investment.

Alignment and upside

Management separately invested $2.75M of personal capital in open-market purchases. Approximately 2.36M Class C Warrants ($18.00 strike) would deliver ~$42.5M of additional cash if exercised in full.

Note: Per the Q2 2026 shareholder letter balance sheet, Unaudited. Dec-31 non-current & other assets included digital-asset holdings and the equity interest in Insighta, both divested in 1H 2026 with proceeds redeployed to the core business. Equity movement reflects the completed $40M share repurchase and the period loss. Receivables line = trade receivables plus deposits, prepayments and other receivables (includes the $5.2M ACT escrow reclassified to current). Figures above are cash plus current financial assets. On the basis used in the May 2026 presentation — which added digital assets and the ACT & Insighta escrow to reach $147.4M at 13 May 2026 — the Company held $107.9M at 31 Dec 2025, $140.8M at 31 Mar 2026 ($34.8M of it digital assets, since fully liquidated) and $109.4M at 30 Jun 2026. The movement since May reflects ~$26.9M of Q2 share repurchases and the funding of the largest customer-acquisition quarter to date. Per the Q2 2026 shareholder letter (unaudited). Management open-market purchases per beneficial ownership reports filed with the SEC.

I·M·8

20

CAPITALIZATION, BALANCE SHEET & VALUATION

STATEMENT OF CASH FLOWS

1H reflected two major investments

Condensed cash flows ($000)	1H 2026	1H 2025
Loss for the period	(32,084)	(23,743)
Non-cash & non-operating adjustments	5,124	7,031
Operating loss, cash basis (pre-working capital)	**(26,960)**	**(16,712)**
Inventory build	(7,054)	(317)
Receivables & prepayments	(9,097)	(343)
Payables, accruals & contract liabilities	9,109	4,512
Other working capital	6,116	3,604
Income taxes paid	(33)	—
Net cash used in operating activities	**(27,919)**	**(9,256)**
Investing, net (incl. $110.3M non-core disposals)	91,097	(19,227)
Financing, net (incl. $(40.0)M share repurchases)	(36,127)	(1,351)
Net increase/(decrease) in cash	**27,051**	**(29,834)**
Cash at end of period	**59,050**	**22,010**
Borrowings drawn	—	—

THE OPERATING LINE IS THE FIRST MAJOR INVESTMENT

The cash operating loss before working capital was $27.0M — essentially the customer-acquisition investment (~$54M paid in cash) net of the base's receipts.

THE FINANCING LINE IS THE SECOND MAJOR INVESTMENT

The share buyback costs $36.1M reflects the $40M buyback, net of proceeds.

WHAT CHANGES FROM JULY

General Catalyst funds up to 70% of acquisition marketing spend monthly. July was the first Adjusted Free Cash Flow positive month in company history (inclusive of CVF fundings; preliminary), and Q3 is expected to be the first positive quarter.

Note: per the Q2 2026 shareholder letter statements of cash flows, unaudited. Non-cash & non-operating adjustments comprise SBC $3.0M, D&A $0.4M, net fair-value losses $6.5M (warrants $5.3M, digital assets net $3.3M, financial assets $(2.1)M), gain on disposal of an equity-accounted investee $(4.2)M, net interest $(0.6)M and other items. Investing includes proceeds from disposal of digital assets ($41.3M) and of an equity-accounted investee ($69.0M), less purchases of financial assets ($(19.9)M). Financing includes the $(40.0)M repurchase, $4.2M placement/issuance proceeds and lease payments. FX effect $(0.1)M. Figures may not foot due to rounding.

I·M·8

21

CAPITALIZATION, BALANCE SHEET & VALUATION

CATEGORY CONTEXT

Three strategic exits in six months — and where IM8 trades

Danone, Unilever, and P&G deployed ~$6.1B into supplement and nutrition brands in 2026. Enterprise value / revenue at announcement, versus IM8's current trading multiple.


ACQUISITION PRICE — ANNOUNCED STRATEGIC DEALS, 2026
EV / revenue multiple
7
6
5
4
3
2
1
0
$3.8B
5.8x revenue
$1.2B
4.0x revenue
$1.1B
3.4x revenue
$325M
1.5x revenue
THORNE
42 years old
P&G · Aug 2026
revenue ~$650M
GRÜNS
3 years old
Unilever · Apr 2026
revenue ~$300M
HUEL
11 years old
Danone · Mar 2026
revenue ~$335M
I·M·8
21 months old
current EV · trades today
FY26E $210–220M

The reset

P&G's $3.8B acquisition of Thorne at 5.8x revenue is the highest multiple ever paid for a supplement brand — the third strategic acquisition of a high-growth wellness brand in six months.

Time doesn't set the price — the model does

Thorne took 42 years to exit at 5.8x; Grüns took 3 years to exit at 4.0x. Buyers are paying for subscription bases, defensible brands, and clinical evidence.

Why it matters to IM8

IM8 has grown faster than every brand in this set, runs ~87% recurring billings, and has an RCT behind its core product — yet trades at 1.5x FY2026E revenue (~1.1x the guided ~$300M year-end run-rate) against a 2026 deal range of 3.4x–5.8x.

THORNE: WHAT THE SELLER MADE

2023 REVENUE	2023 TAKE-PRIVATE	2025 REVENUE	2026 REVENUE	2026 EXIT	SPONSOR IRR
$250M	$680M / 2.7x	$500M	$650M	$3.8B / 5.8x	~78%

Source: announced transaction values and press reports at announcement (Danone/Huel Mar 2026; Unilever/Grüns Apr 2026; P&G/Thorne Aug 2026); revenue = reported or estimated at announcement (Huel TTM ~$335M; Grüns implied). IM8 shown at approximate current enterprise value of $325M against raised FY2026 IM8 revenue guidance of $215–222M (midpoint ~$218.5M). Comparables are category context only; they are not a valuation of Prenetics or IM8 and not an indication that any transaction is contemplated. Third-party data has not been independently verified by the Company. Recurring share is stated on a gross billings basis.

I·M·8

22

CAPITALIZATION, BALANCE SHEET & VALUATION

CATEGORY CONTEXT

An AI-native cost structure: revenue per employee

IM8 produces more revenue per employee than any scaled brand in the category — and the gap widens as we grow.



~$3.1M / head · FY2026E
hims
$2.35B rev
OLAPLEX
$0.42B rev
$1.64B rev
~$84B rev
~$0.6B · $0.81B rev
$2.52B rev
IM8 Q2 2026
annualized
Revenue per employee
~$0.8M
~$1.0M
~$1.2M
~$1.5M
~$1.7M
~$1.9M
~$2.6M
~$3.1M
efficiency improves as we scale

~70 IM8 employees delivering $215–222M of guided FY2026 revenue

3.9x revenue growth year-over-year with no proportional hiring

2x acquisition marketing spend Q1 → Q2 on the same marketing team

Note: revenue per employee = most recently reported full-year revenue ÷ disclosed employee count — Hims & Hers FY25 $2,348M / 2,442; ODDITY FY25 $810M / 658; AG1 ~$600M / ~484 (private, press estimates); Olaplex FY25 $423M / 278; Celsius FY25 $2,515M / 1,497; e.l.f. FY26 (Mar-26) $1,640M / 849; P&G FY25 ~$84B / ~108,000. IM8: raised FY2026 IM8 revenue guidance of $215–222M ($218.5M midpoint shown) ÷ ~70 IM8 brand employees per management; $2.7M = Q2 2026 IM8 revenue annualized ÷ 70. Prenetics group reported 98 full-time employees and 30 service contractors as of 31 Dec 2025 (Form 20-F); IM8 figures reflect IM8 brand headcount only. Guidance-based figures are not forecasts of results.

23

Independent Card Data: Indagari 24 24

INDAGARI · INDEPENDENT US CREDIT CARD PANEL DATA

INDEPENDENT CARD DATA

Indagari card data: IM8 retains best in the category at 20 months

Share of each brand's customers still transacting, 20 months after first purchase — cohorts from December 2024, data through July 2026 — measured independently by Indagari.


Retained at month 20
Share of cohort still transacting (%)
0
2
4
6
8
10
12
14
16
14.2%
11.4%
10.8%
2.4%
IM8
Thorne
AG1
Grüns

At 20 months, IM8 retains
+25% vs Thorne · +31% vs AG1 · ~6x Grüns


Mean Customer Retention
Months 1–5: quarterly-billing
undercount — quarterly customers
transact every third month

The full curve, disclosed: months 0–20. The shaded band marks the mechanical undercount — roughly 40% of new IM8 customers start on quarterly plans and transact once every three months, so the monthly panel undercounts IM8 against AG1's predominantly monthly base early in life. The comparison normalizes as cohorts age.

Highest retention at 20 months — by a third party's count

Twenty months after first purchase, IM8 retains 14.2% of customers still transacting — 25% more than Thorne (11.4%), 31% more than AG1 (10.8%), and nearly six times Grüns (2.4%) — measured by Indagari, not by us.

The early months undercount IM8 — mechanically

Card panels count monthly transactions. A quarterly customer transacts in months 0, 3, 6 — and is invisible to the panel in between. That artifact, not churn, drives the early gap versus AG1's monthly base — and IM8 still finishes highest, as the only brand whose curve is rising at the tail as quarterly renewals land.

Why it matters

Retention is the entire economic engine of a subscription brand — and the brand P&G just paid 5.8x revenue for retains less at twenty months than IM8 does. A quarterly customer at ~$325 per order is worth more per retained customer than any monthly transactor the panel counts more often.

Source: Indagari — US consumer credit & debit card transaction panel, Dec 2024 – Jul 2026. United States only; transaction-based estimates from panel data, not company-reported figures. Competitor figures reflect Indagari's brand panels. Retention = share of a first-purchase cohort with a repeat transaction in the given month; quarterly-billed customers transact in every third month by design, which mechanically depresses IM8's months 1–5 relative to predominantly monthly competitor bases. Month-20 figures per Indagari.

I·M·8

25

INDEPENDENT CARD DATA

INDAGARI · INDEPENDENT US CREDIT CARD PANEL DATA

Premium is not a claim — it is $181 per transaction, and rising

Average transaction value per Indagari's US card panel, December 2024 – July 2026. IM8's curve breaks upward exactly when quarterly plans launched.


Average Transaction Value
$200
$150
$100
$50
$0
Dec '24
2025
Feb '25
Mar '25
Apr '25
May '25
Jun '25
Jul '25
Aug '25
Sep '25
Oct '25
Nov '25
Dec '25
2026
Feb '26
Mar '26
Apr '26
May '26
Jun '26
IM8 Health
AG1
Gruns
Thorne

Jul 2026

- **IM8 $181**
- AG1 **$100**
- Grüns **$83**
- Thorne **$71**

1.8–2.5x the category on every swipe

IM8's average transaction reached $181 in July — versus $100 for AG1, $83 for Grüns, $71 for Thorne. The premium customer is not hypothetical; it is on the card statements.

The inflection is commitment, not price

The divergence begins around October–November 2025 — precisely when IM8 introduced quarterly plans. Customers did not just keep buying; they chose to commit three months at a time, at roughly $325 per quarterly order.

Why it matters

Higher value per transaction with rising commitment is the signature of pricing power — the single scarcest asset in consumer.

Source: Indagari — US consumer credit & debit card transaction panel, Dec 2024 – Jun 2026. United States only; transaction-based estimates from panel data, not company-reported figures. Competitor figures reflect Indagari's brand panels.

I·M·8

26

INDEPENDENT CARD DATA

INDAGARI · INDEPENDENT US CREDIT CARD PANEL DATA

The US category is being won in real time

Indexed sales growth since December 2024 in Indagari's US card-spend data, through late July 2026 — IM8 against the three most prominent brands in the category.


Sales Growth
4,000%
3,000%
2,000%
1,000%
0%
-1,000%
Dec '24
2025
Feb '25
Mar '25
Apr '25
May '25
Jun '25
Jul '25
Aug '25
Sep '25
Oct '25
Nov '25
Dec '25
2026
Feb '26
Mar '26
Apr '26
May '26
Jun '26
Jul '26
AG1
Thorne
Gruns
IM8 Health

26 Jul 2026

- **IM8** **+2,460%**
- Thorne **+51%**
- AG1 **−36%**
- Grüns **−48%**

+2,460% — against a declining field

Through late July, US card spend on IM8 grew ~25x from launch — while AG1 declined 36%, Grüns declined 48%, and Thorne grew 51%. The growth in this category is concentrating in one brand.

Read it against the M&A tape

Strategics paid $3.8B for Thorne (+51%) and $1.2B for Grüns (−48% in US card spend) this year. Category scarcity is being repriced in public.

And the US is not even our largest market

Roughly 54% of IM8 revenue comes from outside the United States — this chart shows one country, and not our biggest.

Source: Indagari — US consumer credit & debit card transaction panel, Dec 2024 – Jun 2026. United States only; transaction-based estimates from panel data, not company-reported figures. Competitor figures reflect Indagari's brand panels. Growth indexed to each brand's December 2024 US card-spend base, through 26 Jul 2026; IM8's index benefits from a small launch-month base — direction and divergence, not the multiple itself, are the point.

27

INDAGARI · INDEPENDENT US CREDIT CARD PANEL DATA

INDEPENDENT CARD DATA

The most valuable customer in the category

Who actually buys IM8, per Indagari's US card data: the highest-income, prime-earning-years, most gender-balanced customer base among the four brands.


Competitor Comparison: Customer Income
$150k+
IM8 Health: 51.67%
Income
Thorne
IM8 Health
AG1
Gruns


Competitor Comparison: Customer Gender
Female
IM8 Health: 48.77%
Male
Female
Gender
Thorne
IM8 Health
AG1
Gruns


Competitor Comparison: Customer Age
Gen Z
Young Millennials
Millennials
Gen X
Older Gen X
Baby Boomers
Age
Thorne
IM8 Health
AG1
Gruns

51.7% earn $150k+

the most affluent base of the four — vs ~40–42% for AG1, Grüns, Thorne

69% aged 30–60

concentrated in peak earning and peak health-spending years — lowest Gen Z skew of this set

51 / 49 gender split

the most balanced base of the four — vs Grüns at ~77% female — no demographic ceiling

Built for LTV

affluent, prime-age, balanced: the profile that renews, upgrades, and buys the next product

Source: Indagari — US consumer credit & debit card transaction panel, Dec 2024 – Jun 2026. United States only; transaction-based estimates from panel data, not company-reported figures. Competitor figures reflect Indagari's brand panels.

I·M·8

28

Growth & Momentum 29 29

GROWTH & MOMENTUM

GROWTH

Monthly Revenue: $0.4M → $20.9M in 20 Months

~$251M

Annualized revenue run-rate (July 2026)

~23% compounded monthly growth over 20 months; July was the strongest month and largest new-customer cohort in company history.



$0.4M
$1.6M
$1.6M
$2.6M
$2.5M
$2.7M
$4.5M
$4.9M
$5.7M
$6.6M
$8.6M
$8.9M
$10.0M
$11.4M
$10.6M
$11.8M
$13.2M
$15.9M
$15.9M
$20.9M
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25
Sep-25
Oct-25
Nov-25
Dec-25
Jan-26
Feb-26
Mar-26
Apr-26
May-26
Jun-26
Jul-26

Note: Monthly revenue is derived from the Company's unaudited monthly management accounts. December 2024 – June 2026 as reported; July 2026 preliminary and unaudited. Annualized revenue run-rate = July revenue × 12.

I·M·8

30

GROWTH & MOMENTUM

GROWTH

IM8 is rewriting the growth playbook

Time to $100M annualized run-rate revenue — IM8 reached it in 11 months; the fastest brands of the last decade took 2–10 years.



11 months
22 months
5 years
6 years
10 years
$100M
$80M
$60M
$40M
$20M
$0M
I·M·8
grüns
OLIPOP
Huel
AG1
0
24
48
72
96
120
Months to $100M ARR
Source: Prenetics & media reports
*IM8 & grüns figures are ARR; others reported revenue, Huel is GBP£
Fitt Insider

11 months to $100M ARR

2x faster than grüns, ~5–6x faster than Olipop and Huel, ~10x faster than AG1.

Why it matters

Category-defining brands compounded for years to reach the scale IM8 hit in its first year — with premium pricing intact.

Source: Management estimates based on Fitt Insider, third party estimates

I·M·8
31

IM8 quarterly revenue: 4.6x year-over-year 9.8 33.8 45.0 0 10 20 30 40 50 Q2 2025 Q1 2026 Q2 2026 GROWTH G R O W T H & M O M E N T U M Note: IM8 revenue, derived from the Company's unaudited monthly management accounts. Gross margin percentages are as presented in the Company's quarterly results; period movements are calculated from those stated percentages. +33.1% QoQ Sequential growth accelerated from an already-record base. 4.6x YoY Q2 2025 IM8 revenue was $9.8M; Q2 2026 was $45.0M. 65% gross margin Up from 57% in Q2 2025 and 64% in Q1 2026 — scale is improving margin, not diluting it. 32

GROWTH & MOMENTUM

GROWTH

IM8 trajectory: $300M+ by year-end 2026, and full-year revenue to $400M+ in 2027

ARR milestones (left) and fiscal-year revenue (right), shown separately so each series compares like for like. YE 2026 and FY 2026/2027 reflect company guidance.

IM8 ARR


Annualized run-rate revenue ($M)
400
300
200
100
0
$100M
$200M
$251M
$300M
Launch Dec 24
Oct 25 (11 mo)
May 26
Jul 26
YE 26E (guidance)

IM8 Fiscal-year revenue


IM8 fiscal-year revenue ($M)
400
300
200
100
0
~$60M
$215–222M
raised
$400M+
FY2025 (reported)
FY2026E (raised guidance)
FY2027E (guidance)

Fastest-growing premium supplement brand ever recorded: $100M ARR within 11 months of launch, $200M within 18 — and fiscal-year revenue guided to grow more than 80% again in FY2027.

Note: FY2025 revenue per reported monthly revenue; FY2026 and FY2027 per company guidance (IM8). July 2026 preliminary and unaudited. Forward-looking; reflects management expectations as at the date of this presentation and actual results could differ materially.

33

A globally diversified revenue base GROWTH G R O W T H & M O M E N T U M Based on DTC data, share of IM8 revenue by market (Q2 2026). ~54% of revenue is generated outside the United States. 46.2% 13.7% 8.0% 5.6% 4.0% 22.5% 0 5 10 15 20 25 30 35 40 45 United States Canada United Kingdom Australia Singapore All other (41 markets) Note: Shopify data, sales by shipping location. % may not tie with total sales as it excludes Amazon and Tiktok sales. 46 countries shipped to as of Q2 2026 — with no single market other than the US above 14% of revenue. Multiple growth vectors Diversification reduces single-market concentration risk; growth compounds from deeper penetration and new market entry simultaneously. 34

Subscription Engine 35

THE SUBSCRIPTION ENGINE

THE SUBSCRIPTION ENGINE

The billing engine at a glance

Every month of revenue since launch through July 2026 — what the subscription base actually does.

$171M
lifetime gross revenue

$20.9M
July 2026 revenue — 4.3x July 2025 ($4.9M)

55%
of July revenue on quarterly plans — launched only Nov 2025

34,531
unique customers billed on quarterly plans in July — 40x in 8 months

$324
collected per quarterly order vs $128 per monthly cycle

$218
collected per unique store customer billed in July (deduplicated)

~87%
of revenue is recurring subscriptions

$11.0M
July revenue from existing customers — 3.5x year over year, a ~$130M annualized revenue run-rate before any new marketing spend

One takeaway: the base is bigger, more committed, and more valuable per customer than a year ago — and it keeps paying.

Note: Management billing-system data — monthly aggregates November 2024 – July 2026 (Shopify, Amazon, TikTok Shop) and order-level Shopify data April – 4 August 2026; gross revenue by due month, preliminary and unaudited. August 2026 excluded (partial month). Billing-system figures are presented on a different basis from reported revenue (July 2026: $20.9M) and do not tie to revenue recognized under IFRS Accounting Standards. Revenue from existing customers is July repeat billings from cohorts acquired before July 2026; the annualized figure is that amount multiplied by twelve and is not a forecast. IM8 launched in December 2024 and quarterly plans launched in December 2025. Billing-system data begins in the preceding November in each case; those months were partial and are excluded from stated launch dates and growth periods.

I·M·8

36

THE SUBSCRIPTION ENGINE

THE SUBSCRIPTION ENGINE

Every layer is growing — quarterly is growing fastest

Gross revenue by plan type. The stack keeps rising while its composition shifts decisively toward longer commitments.


Quarterly (84-day)
Monthly (28-day)
Bi-monthly (56-day)
One-time
Marketplace
Gross revenue ($M)
0.0
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
Nov 24
Dec 24
Jan 25
Feb 25
Mar 25
Apr 25
May 25
Jun 25
Jul 25
Aug 25
Sep 25
Oct 25
Nov 25
Dec 25
Jan 26
Feb 26
Mar 26
Apr 26
May 26
Jun 26
Jul 26

Quarterly: $11.5M/mo

The dark-red layer went from zero to the largest single revenue line in nine months.

Depth, not just breadth

Growth is coming from existing customers committing longer — not only from adding new ones.

I·M·8
37

THE SUBSCRIPTION ENGINE

Quarterly plans became the majority of revenue in nine months

Share of monthly gross revenue by plan type. Quarterly (84-day) plans launched at scale in December 2025 and reached 54.8% of July 2026 revenue.


Quarterly (84-day)
Monthly (28-day)
Bi-monthly (56-day)
One-time
Marketplace
100%
80%
60%
40%
20%
0%
Nov 24
Dec 24
Jan 25
Feb 25
Mar 25
Apr 25
May 25
Jun 25
Jul 25
Aug 25
Sep 25
Oct 25
Nov 25
Dec 25
Jan 26
Feb 26
Mar 26
Apr 26
May 26
Jun 26
Jul 26
Quarterly: 54.8% of July revenue

0% → 55% in 9 months

Quarterly went from launch to the single largest revenue line — 54.8% of July 2026.

34,531 quarterly customers

billed in July 2026, up from ~2,907 in December 2025 — 12x in seven months.

Why investors should care

Customers are voluntarily tripling their upfront commitment — cash arrives sooner, payback compresses, and the CVF facility recycles faster.

I·M·8

38

THE SUBSCRIPTION ENGINE

The crossover: quarterly overtook monthly within five months

Monthly-plan vs quarterly-plan revenue. Quarterly passed monthly in March 2026 and is still pulling away.



Monthly plans
Quarterly plans
Revenue ($M / month)
12
10
8
6
4
2
0
Crossover:
Mar 2026
$11.5M
$6.5M
Nov 24
Dec 24
Jan 25
Feb 25
Mar 25
Apr 25
May 25
Jun 25
Jul 25
Aug 25
Sep 25
Oct 25
Nov 25
Dec 25
Jan 26
Feb 26
Mar 26
Apr 26
May 26
Jun 26
Jul 26

Migration by choice

Part of quarterly's rise is monthly customers upgrading — the base choosing deeper commitment, plan by plan.

Read it per customer

Monthly-plan dollars have eased as customers migrate; total subscription revenue per customer keep rising — that is the number that matters.

I·M·8

39

THE SUBSCRIPTION ENGINE

Inside the quarterly plan: $11.5M a month from a standing start

Quarterly-plan revenue and customers billed, by month since launch.


Quarterly-plan revenue ($M)
0
2
4
6
8
10
12
$0.2M
$0.8M
$2.6M
$3.0M
$4.7M
$7.0M
$8.3M
$9.3M
$11.5M
Nov 25
Dec 25
Jan 26
Feb 26
Mar 26
Apr 26
May 26
Jun 26
Jul 26


Customers billed on quarterly plans (000s)
0
5
10
15
20
25
30
35
40
0.9K
2.9K
7.0K
8.0K
14.2K
21.4K
24.8K
27.8K
35.0K
Nov 25
Dec 25
Jan 26
Feb 26
Mar 26
Apr 26
May 26
Jun 26
Jul 26

$0.8M → $11.5M / month

~45% average monthly compounding since December 2025.

2.9K → 34,531 unique customers

and ~97% of charges collect successfully.

I·M·8

40

THE SUBSCRIPTION ENGINE

The quarterly commitment: ~$324 per order, collected up front

Revenue per order by plan type, July 2026. A quarterly order collects ~2.5x a monthly cycle at the point of sale.


Revenue per order, July 2026 ($)
350
300
250
200
150
100
50
0
$324
$194
$175
$128
$101
Quarterly
Bi-monthly
One-time
Monthly
Marketplace

Cash pulled forward

Three cycles of cash arrive on day one. Across 35K quarterly customers, that is ~$11.5M collected in July before the product ships months of supply.

Payback compresses

Upfront collection is a direct driver of the CAC-payback improvement and of how fast CVF capital recycles into new cohorts.

One-time AOV: $175

Even non-subscribers spend at a premium — the entry product monetizes well before conversion to a plan.

I·M·8
41

THE SUBSCRIPTION ENGINE

Each billed customer is worth more every quarter

Gross revenue per billed customer account per month (plan-level basis) — up 72% since launch, driven by the shift to quarterly commitments. On a fully deduplicated basis, July = $218 per unique store customer.



$204
200
180
160
140
120
Gross revenue per billed customer ($/month)
$119
Nov 24
Dec 24
Jan 25
Feb 25
Mar 25
Apr 25
May 25
Jun 25
Jul 25
Aug 25
Sep 25
Oct 25
Nov 25
Dec 25
Jan 26
Feb 26
Mar 26
Apr 26
May 26
Jun 26
Jul 26

$119 → $204 → $218

Per billed account, up 72% over 21 months; $218 per unique July store customer once multi-plan overlap is removed.

Quality of growth

Revenue is compounding on two axes at once: more customers billed (2.5x YoY) and more collected per customer (+56% YoY).

Source: management billing-system data — monthly aggregates Nov 2024 – Jul 2026 (Shopify, Amazon, TikTok Shop) and order-level Shopify data Apr – Aug 4 2026; gross revenue by due month, preliminary and unaudited. August 2026 excluded (partial month). Billing-system figures differ from reported revenue (July 2026: $20.9M) due to basis differences; as-reported figures are shown on as-reported slides. Gross revenue per billed customer account is on a plan-level basis, counting a customer once per plan held. The $218 figure is the same July revenue divided by unique own-store customers, removing customers holding more than one plan.

I·M·8®

42

THE SUBSCRIPTION ENGINE

~87% recurring — subscriptions carry the base

Recurring plans (monthly + quarterly + bi-monthly) as a share of total gross revenue.



100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
Recurring share of revenue
87%
Nov 24
Dec 24
Jan 25
Feb 25
Mar 25
Apr 25
May 25
Jun 25
Jul 25
Aug 25
Sep 25
Oct 25
Nov 25
Dec 25
Jan 26
Feb 26
Mar 26
Apr 26
May 26
Jun 26
Jul 26

Predictable by design

Nearly nine of every ten revenue dollars renew on a schedule — the base largely re-earns itself each month.

One-time: stable ~8%

The entry product grew 19x in absolute terms ($0.09M → $1.7M/mo) while holding share — a scaling top of funnel, not a dependency.

Note: Recurring share represents monthly, bi-monthly and quarterly plan gross billings as a percentage of total gross billings. It reflects billings scheduled to recur and does not reflect subsequent renewals, pauses or cancellations

I·M·8

43

THE SUBSCRIPTION ENGINE

THE SUBSCRIPTION ENGINE

95% of revenue flows through IM8's own store

Channel mix of gross revenue. The customer relationship, data, and margin stay first-party; marketplaces are incremental reach, not dependency.



IM8 owned store (Shopify)
Amazon
TikTok Shop
100%
80%
60%
40%
20%
0%
Nov 24
Dec 24
Jan 25
Feb 25
Mar 25
Apr 25
May 25
Jun 25
Jul 25
Aug 25
Sep 25
Oct 25
Nov 25
Dec 25
Jan 26
Feb 26
Mar 26
Apr 26
May 26
Jun 26
Jul 26
95%
of July revenue
via owned store

Owned-store economics

No marketplace take-rate on 95% of revenue; full ownership of the customer record powers cohort financing and CRM.

Marketplace = funnel

Amazon is ~5% of revenue but a meaningful new-customer source. Marketplace orders carry a lower first-order value, which reduces blended average order value without changing the underlying unit economics.

I·M·8
44

Unit Economics & Cohort Performance 45 45

UNIT ECONOMICS & COHORTS

UNIT ECONOMICS

IM8 subscriber base: 140K active subscriptions

Active subscriptions — 6x in fifteen months, with the base growing every single month on record.


Active subscriptions at month-end (000s)
0
20
40
60
80
100
120
140
23.2K
78.7K
139.9K
May 25
Jun 25
Jul 25
Aug 25
Sep 25
Oct 25
Nov 25
Dec 25
Jan 26
Feb 26
Mar 26
Apr 26
May 26
Jun 26
Jul 26

23K → 140K

6.0x growth in active subscriptions in fifteen months — and the base has grown every single month on record.

+42K net adds in Q2's wake

May – July 2026 added 42,012 net subscriptions — the three strongest months in company history, back to back.

A maturing base

50%+ of subscriptions are already past 3 months of tenure, and approximately one in three is past 6 months — the recurring base re-earns itself.

CURRENT BASE BY TENURE (AS OF AUG 13, 2026)

0–30 DAYS	1–3 MONTHS	3–6 MONTHS	6–12 MONTHS	1–2 YEARS	TOTAL CONTRACTS
16.9%	32.5%	20.3%	19.9%	10.4%	~140K

Source: Skio subscription platform; active subscriptions = live contracts at month-end. Skio migration completed April 2025. Earlier months on the legacy platform are excluded. Shopify/Skio only; excludes Amazon Subscribe & Save. Subscriptions as of August 4, 2026. Tenure as of August 13, 2026.

I·M·8
46

U N I T E C O N O M I C S IM8 CAC vs all-customer AOV by quarterly vintage New-customer acquisition cost matched against the first-order value of all new customers · updated through July 2026. $217 $104 $139 $122 $189 $305 $301 $236 $114 $113 $117 $114 $154 $217 $207 $208 0 50 100 150 200 250 300 350 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 Q3 2026 (Jul, QTD) D o lla rs p e r c u s to m e r ($ ) CAC (Acquisition marketing spend ÷ new customers) All-customer AOV (first-order value) CAC/AOV 1.91x M: 79% CAC/AOV 0.92x M: 81% · Az: 5% CAC/AOV 1.18x M: 72% · Az: 11% CAC/AOV 1.07x M: 69% · Az: 15% CAC/AOV 1.23x BM: 10% · M: 51% · Az: 18% CAC/AOV 1.40x Q: 36% · M: 23% · Az: 23% CAC/AOV 1.46x Q: 41% · M: 19% · Az: 21% CAC/AOV 1.15x Q: 40% · M: 22% · Az: 19% 1.15x — lowest since Q3 2025 Q2: absorbed record spend CAC held steady as acquisition marketing spend nearly doubled to $35.7M — the largest cohorts the company has ever bought, at a flat price per customer ($301 vs $305 in Q1). July: CAC/AOV converges CAC fell to $239 against a $208 all-customer first-order value — a CAC/AOV ratio of ~1.15x, the lowest since Q3 2025 — with 40% of new customers starting on quarterly plans. Why it matters On an all-customer basis, with Amazon at ~20% of new customers, the first order now covers most of the cost of acquiring the customer — before a single renewal. Everything after it is margin. Note: All-customer basis. Customer and order counts include subscription and one-time orders, Amazon and TikTok. Each Amazon order is treated as one new customer, as Amazon does not expose customer identity; Amazon revenue lands in month 0. CAC = quarterly acquisition marketing spend spend ÷ new customers. M = monthly plans, Q = quarterly plans, BM = bi-monthly, Az = Amazon share of new customers. U N I T E C O N O M I C S & C O H O R T S 47

U N I T E C O N O M I C S The rare signal: spend nearly doubled — CAC still fell Blended CAC against monthly acquisition marketing spend. Q2 absorbed a near-doubling of spend with CAC edging down, July stepped down again. $305 $301 $239 $6.1M $11.9M $11.3M $0 $2 $4 $6 $8 $10 $12 $14 $16 $0 $50 $100 $150 $200 $250 $300 $350 $400 Q1 2026 Q2 2026 July 2026 (prelim.) S p e n d ( $ M / m o n th ) B le n d e d C A C ( $ ) CAC ($ per new customer) Acquisition marketing spend ($M / month) Q2: spend +95%, CAC −1% Monthly acquisition marketing spend rose from $6.1M (Q1: $18.3M total) to $11.9M (Q2: $35.7M total) — and CAC still edged down, $305 → $301, while acquiring 118,493 new customers, the largest quarter ever. July: −21% — to ~$239 With spend at $11.3M — moderated from Q2’s peak but still ~2x any 2025 month — CAC stepped down again to ~$239, while acquiring 47,373 customers, the largest single-month cohort in company history. Why it matters Scaling brands almost universally pay more for each incremental customer. CAC holding through a spend double — then falling as spend normalizes — indicates strengthening organic, brand-driven demand, not paid-media dependence. Note: Q1 2026 and Q2 2026 per the IM8 monthly cohort table ($18.3M ÷ 59,942; $35.7M ÷ 118,493); July 2026 per management’s reported CAC, preliminary and unaudited. Acquisition marketing spend shown as monthly average per period U N I T E C O N O M I C S & C O H O R T S Q1 — 19,981 Q2 — 39,498 July — 47,373 Average monthly new customers 48

G E O G R A P H I C M I X IM8 Sales by Country: Half-Year Detail Source – Shopify report, by shipping location; periods are six-month halves (H1'26 = Jan-Jun 2026, excludes July). Excludes Amazon and Tiktok, does not tie to consolidated financials. Country H1'25 H2'25 H1'26 % of H1'26 YoY HoH United States $7,032,527 $16,719,289 $33,628,061 42% 4.8x 2.0x Canada $2,504,890 $6,294,329 $10,709,526 13% 4.3x 1.7x United Kingdom $1,963,859 $5,778,126 $6,847,096 9% 3.5x 1.2x Australia $657,759 $2,552,313 $4,378,572 5% 6.7x 1.7x Singapore $529,753 $1,824,026 $3,215,991 4% 6.1x 1.8x Hong Kong $392,325 $1,291,301 $2,436,152 3% 6.2x 1.9x Germany $290,431 $1,447,626 $1,953,360 2% 6.7x 1.3x UAE $307,175 $1,819,712 $1,888,126 2% 6.1x 1.0x Switzerland $230,586 $1,191,243 $1,674,881 2% 7.3x 1.4x Netherlands $171,926 $921,886 $1,320,910 2% 7.7x 1.4x Malaysia $182,365 $584,760 $1,167,647 1% 6.4x 2.0x France $138,326 $724,810 $1,004,063 1% 7.3x 1.4x Italy $66,663 $225,968 $872,809 1% 13.1x 3.9x Spain $70,316 $270,162 $781,852 1% 11.1x 2.9x Belgium $39,275 $173,547 $668,676 1% 17.0x 3.9x Rest of world $660,460 $3,146,173 $7,444,558 9% 11.3x 2.4x Total $15,238,636 $44,965,272 $79,992,280 100% 5.2x 1.8x U N I T E C O N O M I C S & C O H O R T S 49

UNIT ECONOMICS

UNIT ECONOMICS & COHORTS

Customers, Acquisition Marketing Spend, Revenue & Gross Profit by Quarterly Vintage

Quarterly cohort economics at the 58% contractual gross margin

Cohort	New Customers	Acquisition Marketing Spend ($M)	CAC ($)	GC @70% ($M)	Cum Rev @M6 ($M)	Cum GP @M6 ($M)	GP/CAC @M6	Maturity	Cum Rev ($M)	Cum GP ($M)	GP/CAC
Q4 2024†	3,794	$0.8	$217	$0.6	$1.4	$0.8	**1.01x**	M19	$2.5	$1.4	**1.75x**
Q1 2025	27,079	$2.8	$104	$2.0	$10.6	$6.1	**2.18x**	M16	$17.1	$9.9	**3.52x**
Q2 2025	33,487	$4.7	$139	$3.3	$13.1	$7.6	**1.63x**	M13	$18.5	$10.7	**2.30x**
Q3 2025	57,736	$7.0	$122	$4.9	$22.1	$12.8	**1.83x**	M10	$27.3	$15.8	**2.25x**
Q4 2025	66,620	$12.6	$189	$8.8	$29.6	$17.2	**1.36x**	M7	$31.4	$18.2	**1.44x**
Q1 2026	59,942	$18.3	$305	$12.8	Jan: $10.5‡	Jan: $6.1‡	**Jan: 1.03x‡**	M4	$24.1	$14.0	**0.76x**
TOTAL — THROUGH Q1 2026	**248,658**	**$46.2**	**$186**	**$32.3**	**$87.3**	**$50.6**	**1.10x**	**Mixed**	**$120.7**	**$70.0**	**1.52x**
Q2 2026 — NEWEST COHORT	118,493	$35.7	$301	$25.0	N/A	N/A	N/A	M1	$32.7	$19.0	*0.53x*

The measured book: 1.44x → 1.52x in one month

The cohorts in last month's GC announcement — everything through Q1 2026 — stood at 1.44x then. One month later, the same cohorts stand at 1.52x: ~$3.3M of additional gross profit accrued on zero incremental spend. Every vintage in the measured book is above 1.0x at month six or earlier — and every one of them keeps climbing.

The 2026 pattern is holding — at triple the CAC

Q1 2026's first cohort (Jan-26) reached month six in July and crossed 1.03x — at $284 CAC, nearly triple early-2025 prices, exactly where every prior vintage crossed. The quarter has climbed 0.72x → 0.76x in one month. Q2 2026 — 118,493 customers, the largest cohort ever, at $301 CAC — sits below the line at month one, where a cumulative ratio measures age, not quality; its checkpoint arrives at month six.

Note: Gross profit per dollar invested is contractual Reference Income — customer collections × the 58% contractual margin assumption — divided by cohort-attributable acquisition marketing spend, which may differ modestly from reported acquisition marketing spend. IM8's actual gross margin runs above 58%, so every figure carries embedded upside. "Total — through Q1 2026" is the scope of the July 2026 GC announcement, with actuals through 31 July; Q2 2026 is shown in full but excluded from the blended ratio, as cumulative payback at month one is not meaningful. Right-hand columns show each quarter's latest maturity, measured to its youngest monthly cohort. † Dec-24 only. ‡ Jan-26 only, the first Q1 2026 cohort to reach month six — the @M6 total is therefore not a full-book figure. Unaudited. Source: 4 Aug 2026 billing feed

I·M·8

50

UNIT ECONOMICS & COHORTS

UNIT ECONOMICS

The underwritten $1.44 is already $1.52 — and compounding

Gross profit returned per $1 of customer acquisition marketing spend, across the measured cohort book — at the July 14 GC announcement, and one month later.


Per $1 of acquisition spend
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
$1.00
$1.44
$1.52
+$0.08 in one month
on zero new spend
Acquisition investment
Gross profit returned — underwritten (GC announcement, Jul 14)
Gross profit returned — today (actuals through 31 Jul)

$1.52 per $1 — and rising monthly

Gross profit returned per dollar of acquisition marketing spend across cohorts through Q1 2026 — the exact scope General Catalyst underwrote at $1.44 on July 14. One month of renewals added ~$3.3M of gross profit on zero incremental spend: the underwritten number compounds every month the cohorts age.

100% of cohorts above threshold

Every completed cohort test continues to exceed the performance thresholds underwritten by General Catalyst — the diligence behind the $1B commitment. The first 2026-priced cohort (Jan-26, $284 CAC) crossed 1.0x at month six, on schedule.

Cohort-matched financing

The CVF deploys and is repaid on the same monthly cohort basis on which IM8 already manages the business — funding attaches to cohorts whose payback curves are measured, not modeled.

Note: The $1.44 figure was disclosed in the July 14, 2026 General Catalyst closing announcement and accompanying investor presentation, on the same cohort scope with collections through June 30; $1.52 reflects collections through July 31. Unaudited. Source: management billing-system data extracted August 4, 2026, and the Company's financial records for acquisition marketing spend

I·M·8
51

The $1 Billion General Catalyst Partnership 52 52

GENERAL CATALYST PARTNERSHIP

GENERAL CATALYST PARTNERSHIP

The constraint was never economics — it was timing

Acquisition is paid on day one; cohort gross profit arrives over the customer lifetime. That gap is what limits every high-growth consumer brand.

The historical choice

Raise dilutive equity
Sell the company piece by piece to fund growth.

Constrain spending
Forfeit profitable growth while waiting for prior cohorts to pay back.

Or borrow conventionally
Fixed repayment schedules against variable cohort receipts — covenant risk in both directions.

The cohort-financing answer

With $1.52 of gross profit per acquisition dollar and 100% of cohorts above threshold, the economics were bankable — so IM8 financed the cohorts themselves.

Growth investment is funded against the receipts of the cohorts it creates. Repayment flexes with cohort performance. The existing subscriber base's gross profit remains fully with IM8.

Non-dilutive. Cohort-matched. Capped cost.

I·M·8
53

GENERAL CATALYST PARTNERSHIP

GENERAL CATALYST PARTNERSHIP

The structure: $1B from General Catalyst's Customer Value Fund

1

CVF funds up to 70% of IM8's marketing spend

Deployed on a monthly cohort basis; IM8 retains full discretion over facility utilization. First funding executed at closing (July 14, 2026).

2

Funded cohorts generate receipts

Subscription revenue and gross profit over each cohort's lifetime — the economics returning $1.52 per acquisition dollar to date — underwritten at $1.44.

3

GC receives a capped share of cohort income

Repayment is tied to the performance of the cohorts financed, capped at a fixed multiple of deployed capital.

4

Everything beyond the cap reverts to IM8 — permanently

Once the cap is recovered on a cohort, 100% of remaining lifetime value accrues to IM8.

I·M·8

54

GENERAL CATALYST PARTNERSHIP

GENERAL CATALYST PARTNERSHIP

Customer Value Fund partnership: How it works and what it costs

1. **Fund the month's customer growth, treated as a financial liability**

   GC provides up to 70% of what IM8 elects to fund of its monthly marketing spend. That month's new customers form a cohort, tracked on its own.

2. **That specific cohort pays it back**

   A fixed formula defines the payback rate of each funded cohort until GC is paid back plus premium.

3. **After payback, all recurring profits are 100% ours**

   After a cohort is paid back with the premium, GC's share ends permanently. Every reorder within the cohort after that belongs entirely to IM8.

PROJECTED BLENDED PAYBACK RATE*

4.7% – 7.6%

GC'S PREMIUM, BY PAYBACK SPEED**

Payback speed	Premium
≤ 3 months	3.5%
3 - 6 months (IM8's Estimated cohorts)	~4.7%
6 - 12 months (IM8's Estimated cohorts)	~7.6%
12 - 18 months	~11.5%
18 - 24+ months	~15.4%
25+ months	17% — the max, ever

IM8's mature cohorts paid back within ~3–6 months

A capital advantage no other premium supplement brand can match

* Blended range is assumed based on company capital allocation framework targets; this is not intended to be used as guidance. ** Premium schedule per the agreement's return-multiple terms (hard cap 1.17×). Rates shown reflect average for the respective payback band.
Note: Mature cohorts refer to 2024, 2025 and Q1 2026 months; Q2 2026 months are too immature to confirm.

I·M·8
55

GENERAL CATALYST PARTNERSHIP

GENERAL CATALYST PARTNERSHIP

Why the GC Partnership is a Huge Strategic Win

This deal provides value for every shareholder

1 $1 billion of growth capital, with zero equity dilution

$1 billion deployed to accelerate customer acquisition without issuing a single share. Every dollar of value created accrues fully to existing shareholders.

2 Grows revenue and preserves cash, at the same time

Traditional financing forces a choice: raise equity (dilute shareholders), take on debt (drain cash to interest), or slow growth. CVF breaks that trilemma. GC funds customer acquisition today; those customers repay from the revenue they generate tomorrow.

3 Cohort-matched capital

GC funds 70% of marketing spend, matched cohort-by-cohort to the economics that produce our returns. Repayment is self-liquidating from the revenue those customers generate; no fixed schedule, and no covenants tied to consolidated performance.

4 Shareholders keep the upside; GC carries the risk.

GC's capital is tied exclusively to the performance of each individual cohort, with no recourse against the parent balance sheet and no cross-collateralization between cohorts. Any cohort underperformance is GC's exposure, leaving Prenetics balance sheet fully protected.

5 Deepest external validation of our cohort economics

General Catalyst is the most sophisticated non-dilutive growth capital investor in the world. Their $1 billion commitment underwent rigorous diligence of our cohorts, every monthly cohort examined at the transaction level and stress-tested.

6 Existing cash unlocked for higher-value strategic use

With customer acquisition capital coming from GC, Prenetics' own cash reserves are preserved for product innovation, clinical research, and strategic opportunities. Growth stops competing with strategy for capital.

7 The capital required to become a multi-billion-dollar global category leader

Even with best-in-class unit economics, global category leadership in premium health and longevity requires sustained investment at scale across geographies, channels, and product categories. This is not a business we can build small.

8 A capital advantage no other premium supplement brand can match

Category peers are constrained to self-fund customer acquisition from cash flow — which caps their growth — or raise dilutive equity in a difficult market. With $1B of non-dilutive capital, IM8 has a durable structural advantage that compounds every quarter, not just a temporary one.

I·M·8®

56

GENERAL CATALYST PARTNERSHIP

GENERAL CATALYST PARTNERSHIP

How the cash equation changes (illustrative)

Illustrative application of the contractual up-to-70% funding rate to Q2 2026 advertising investment of $35.7M. Actual funding mix will vary by month and utilization.

Before CVF — IM8 funds 100% of $33.7M in itself

$33.7M cash out

With CVF — IM8 spend share vs GC spend share

$10.1M (30%) | $23.6M = GC (70%)

With CVF — IM8 cash out = its spend share (30%) plus repayments to GC

$10.1M (30%) | $9.8M repaid to GC | $13.8M net cash benefit

IM8 cash out: $19.9M

cash kept vs before CVF

Repaid to GC = contractual share of receipts collected in Q2 from the customers GC funded in April–June.

Those cohorts continue repaying from future receipts until the capped return (1.035x–1.17x of the $24.1M funded) is met.

$13.8M less cash out in the quarter — even with repayments flowing

Repayments track receipts

The $9.8M outflow exists only because the funded cohorts are already collecting revenue.

Cash out still down ~41%

$19.9M all-in vs $33.7M before CVF. GC's $13.8M covers the rest of the quarter's acquisition marketing spend.

Repayments are capped

Once the capped return on each funded month is reached, 100% of those customers' revenue reverts to IM8 permanently.

Illustrative retrospective application of the contractual up-to-70% funding rate to Q2 2026 acquisition marketing spend. The facility closed on July 14, 2026; no fundings or repayments occurred in Q2 2026 and the amounts shown did not take place. Repayment basis: customers acquired April–June 2026 × each cohort's observed first-cycle collection curve, with the contractual sharing rate applied to those receipts. Preliminary management billings data, unaudited; illustrative only and not a forecast.

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57

GENERAL CATALYST PARTNERSHIP

GENERAL CATALYST PARTNERSHIP

A model proven in the public markets: Lemonade since 2023

GC's Customer Value strategy has operated at public-company scale since July 2023. In-force premium at year end; every figure from Lemonade's public filings.

Lemonade Case Study

GC program begins — July 2023 ▸



$625M
+20%
$747M
+26%
$944M
+31%
$1,237M
+32% guided
$1,636M
2022
2023
2024
2025
2026E

The program, in four beats: live July 2023 · adjusted-free-cash-flow positive quarters within 12 months, while tripling growth spend · earliest funded cohorts repaid in full by month ~18, with 100% of remaining customer value reverting to Lemonade · 2026: IM8 becomes the model's flagship consumer-health deployment, at $1B.

WHY IM8 SHOULD RECYCLE FASTER

Same platform, same cohort-ring-fenced structure — one difference: insurance cohorts repay over years; IM8 cohorts have historically paid back in three to six months, so the same capital can redeploy more times per year. GC underwrote IM8 at $1.44 of gross profit per dollar; one month later the same cohorts stood at $1.52. An economic mechanism, not a performance forecast.

PUBLIC RECORD — OPERATING PROOF POINTS & EQUITY-VALUE OUTCOME

20% → 32.4%

IFP growth acceleration

Q4 2023 to Q2 2026; Lemonade called Q2 2026 its 11th consecutive quarter of acceleration.

4.0×

Q4 growth-spend scale-up

$13.4M in Q4 2023 to $53.4M in Q4 2025, on a like-for-like quarterly basis.

$1.17B → $4.07B

Market capitalization · 3.47×

June 30, 2023 close to August 14, 2026 close, using nearest filing-reported shares outstanding.

+$48M

FY2024 adjusted free cash flow

First full positive year, a year ahead of plan. Lemonade-defined non-GAAP measure; includes net borrowings under the financing agreement.

Source: Lemonade (NYSE: LMND) public shareholder letters, earnings releases and calls, 2023–2026. FY2022–FY2025 period-end IFP as reported; 2026E is the midpoint of company guidance ($1,632–1,639M), not an actual result. IM8 figures per the Q2 2026 shareholder letter. Presented as public-market reference for the Customer Value structure; not a projection of IM8 results — past performance of another issuer is not indicative of PRE's future performance.

58

GENERAL CATALYST PARTNERSHIP

GENERAL CATALYST PARTNERSHIP
ILLUSTRATIVE — NOT FINANCIAL GUIDANCE

GC's $1B Commitment Funds the Path to $1B ARR and Beyond


SPEND & GROWTH TO EVENTUALLY DECOUPLE
Even as spend is **deliberately held flat** at the ~$60M/mo ceiling from 2028, the bars stop growing, but the **revenue line keeps climbing**.
Once the recurring subscriber base is large enough, growth compounds off **retention & expansion**, not ever-rising acquisition marketing spend. Cost base flattens & ARR keeps going.
$300M
$240M
$180M
$120M
$60M
$0M
$1500M
$1200M
$900M
$600M
$300M
$0M
TODAY · Jul 2026 · $251M ARR
$1B ARR · Q2 2029
Initial $1B fully deployed — GC expected to extend on the same non-dilutive terms.
~$1. 3B ARR
mid-2030
Q1 '25
Q1 '26
Q1 '27
Q1 '28
Q1 '29
Q1 '30
Q2 '30
IM8 self-funded S&M spend (30% forward / 100% post-facility)
GC-funded S&M; initial $1B (70% via CVF, up to $60M/mo)
Expected GC follow-on (upside)
ARR (right axis)

Historical: ~$93M cumulative acquisition marketing spend invested Dec 2024 - Jul 2026 → $251M ARR · unit economics validated.

Forward: Acquisition marketing spend ramps then **holds flat at ~$60M/mo** from 2028 while ARR keeps compounding; GC deploys its full $1B by Q2 2029 → $1B ARR, with growth continuing to ~$1.3B ARR by mid-2030. All **non-dilutive**.

Note: Historical monthly S&M spend (Dec 2024 – Jul 2026) from company data. Forward projection assumes S&M spend scales up with GC funding 70% up to its $60M/month facility cap until the $1B commitment is fully drawn (~Q2 2029); IM8 self-funds the 30% share throughout. Once the initial $1B is drawn (~Q2 2029), the model assumes GC extends the facility on the same terms. This extension is not committed. Absent it, the post-2029 growth would be self-funded from operating cash flow. ARR extrapolated from cumulative S&M applying observed cohort economics (GP/CAC of 1.44x at underwriting, already 1.52x, expected to compound). Illustrative path to and beyond $1B ARR; actual timing and follow-on quantum may vary. All historical figures shown in this slide are unaudited.

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59

Product, Brand, Science & Platform 60 60

PRODUCT, BRAND & SCIENCE

Our Core SKUs: *Premium and Clinically Validated*

Daily Ultimate Essentials Pro

All-in-one supplement with 90 nutrient-rich ingredients


I·M·8
DAILY ULTIMATE ESSENTIALS

- More Energy
- Improve Digestion
- Better Sleep
- Sharper Focus

Pricing Options

One Time Purchase	$112
Monthly Subscription	$89
Quarterly Subscription	$235

Revenue Mix


Quarterly
59%
Monthly
41%

Daily Ultimate Longevity

10 clinically proven compounds scientifically formulated to support all 12 hallmarks of aging


I·M·8
DAILY ULTIMATE LONGEVITY

- Slows Aging
- Cellular Renewal
- Metabolic Optimization
- Promote Autophagy

Pricing Options

One Time Purchase	$149
Monthly Subscription	$119
Quarterly Subscription	$312

Revenue Mix


Quarterly
48%
Monthly
49%

The Beckham Stack

Daily Ultimate Essentials Pro + Daily Ultimate Longevity


I·M·8
Acai + Mixed Berries
Lemon + Orange
Mango + Passion Fruit

- More Energy
- Improve Digestion
- Slows Aging
- Cellular Renewal

Pricing Options

One Time Purchase	$261
Monthly Subscription	$208
Quarterly Subscription	$548

Revenue Mix


Quarterly
59%
Monthly
41%

✓ Vegan ✓ Allergen-Free ✓ Gluten-Free ✓ Non GMO ✓ No Artificial Flavors ✓ No Added Sugar

Note: As of July management account. Monthly includes monthly subscription, bi-monthly subscription and one time purchase.

I·M·8

61

PRODUCT, BRAND & SCIENCE

The Science *Delivers*

RCT-Grade clinical evidence is rare in supplements, and is the most defensible moat we can build

IM8 Daily Ultimate Essentials Clinical Study · San Francisco Research Institute · 2025

More Energy

95%

of participants felt a noticeable boost in daily energy

A Healthier Gut

85%

of participants experienced better digestion and less bloating

Sleep Better

80%

of participants reported getting better sleep

Perform Sharper

75%

of participants noticed sharper focus and improved mental clarity

I·M·8® *is committed to RCT-grade clinical validation — three further randomized, placebo-controlled trials are underway now, including one at the Mayo Clinic*

Note: Results based on a 12-week randomized, controlled, clinical trial conducted by the San Francisco Research Institute

62

PRODUCT, BRAND & SCIENCE

PRODUCT, BRAND & SCIENCE

Nine Experts. *Six Disciplines*

Oncology, microbiome, sports medicine, regenerative medicine, cardiovascular research, and space biology



Dr. Dawn Mussallem
Chief Medical Officer at Fountain Life / Founder of Mayo Clinic Integrative Breast Oncology Center



Dr. James L. Green
Former Chief Scientist of NASA



Prof. Suzanne Devkota
Director of Cedars-Sinai Human Microbiome Research Institute



Dr. James DiNicolantonio
Cardiovascular Research Scientist and Doctor of Pharmacy



Dr. Pamela Mehta
Board Certified Orthopedic Surgeon, Regenerative Medicine Expert



Dr. Amy Shah
Double-Board Certified Physician & Host of Podcast "Save Yourself"



Dr. Ara Suppiah
Performance Strategist, Sports Physician, Creator of Functional Sports Medicine



Dr. Darshan Shah
Board Certified Surgeon & Physician, CEO and Founder of Next Health



Simon Hill
Nutritionist, Physiologist, and Podcaster

I·M·8
63

PRODUCT, BRAND & SCIENCE

Backed by World-Class Athlete *Equity Partners*

Co-founded with the world's most iconic athlete



WORLD NO. 1 TENNIS
Aryna Sabalenka



NBA · 2× MVP
Giannis Antetokounmpo


I·M·8

FORMULA 1 DRIVER
Ollie Bearman



WELLNESS GURU
Jay Shetty



David Beckham
Co-Founder, IM8


I·M·8
OFFICIAL HEALTH SUPPLEMENTS PARTNER

Aligned through Equity
Their incentives compound with ours over years, not campaigns

64

PRODUCT, BRAND & SCIENCE

PRODUCT, BRAND & SCIENCE

Brand Equity and a World Class ***AI-Driven Marketing Engine*** Fuel Customer Acquisition

Brand Marketing: Earned, Not Bought


The best choose the best.
233M

Aryna Sabalenka x I·M·8

233M

Views on a single Instagram reel

\+

Targeted and Personalized Advertising

PERSONA 01 GLP-1 Users IM8HEALTH.COM/GLP1	PERSONA 02 Gut Health IM8HEALTH.COM/GUT
PERSONA 03 Energy & Focus IM8HEALTH.COM/ENERGY	PERSONA 04 Healthy Aging IM8HEALTH.COM/LONGEVITY

AI-Powered Personalization, At Scale

AI-powered performance marketing engine converts brand equity into customer acquisition at scale

I·M·8
65

PRODUCT, BRAND & SCIENCE

Brand Activation: Turning Ambassadors Into Advocates and Customers into Community

I·M·8 *Shows Up in Person and Creates a Sense of Community*


MIAMI
Recovery + training pop-up


CALIFORNIA
Athlete fireside & tasting


GLOBAL
IM8 health Strava club

MAY 3 SUN — IM8 x Wellness Wonderland
10AM
4344 N Bay Rd Miami Beach FL

MAY 16 SAT — Soul x Science. A Health & Wellbeing Day.
4PM
41 Portland Place, London UK

Four Flagship Moments put I·M·8 in Front of World's Health-Conscious Audience


WIMBLEDON · LONDON
Center count hospitality


AUSTRALIA OPEN · MELBOURNE
Sabalenka × IM8 fireside


NEW YORK · FOUNDER SERIES
Beckham fireside & press


FINISH
CHAMPIONS MILE · MELBOURNE
IM8-branded race

100+	12	50K+	100M+
Activations to Date	Cities	Trial Samples Served	Impressions Earned PR & Social

66

PRODUCT, BRAND & SCIENCE

PRODUCT, BRAND & SCIENCE

The clinical pipeline: three trials underway, including one at the Mayo Clinic

RCT-grade clinical evidence is rare in supplements. IM8 has one completed randomized controlled trial behind its core product — and three further randomized, placebo-controlled studies underway: two IRB-registered trials reading out by Q1 2027, and one at the Mayo Clinic.


RESULTS EXPECTED BY END Q1 2027
Daily Ultimate Essentials RCT
Randomized controlled trial · San Francisco Research Institute
COMPLETED ✓
95% more energy
85% healthier gut
80% better sleep
75% perform sharper
Mayo Clinic study
N=100 · eight weeks · healthcare workers · Mayo Clinic Florida
UNDERWAY
own academic timeline
Gut Health study
N=135 · eight weeks · IRB-registered · independent U.S. research institute
UNDERWAY
Longevity study
N=180 · 90 days · IRB-registered · independent U.S. research institute
UNDERWAY
Jan 2025
Jul 2025
Jan 2026
Jul 2026
Jan 2027
Jul 2027

Three trials, two readouts by Q1 2027
Gut health (N=135, eight weeks) and longevity (N=180, 90 days), both IRB-registered at an independent U.S. research institute, are expected to report by end of Q1 2027, each supporting new product claims. The Mayo Clinic study — 100 healthcare workers, randomized against placebo — reads out on its own academic timeline.

Certified at every step
Every IM8 SKU is NSF Certified for Sport — the standard elite athletes and leagues require — alongside the completed RCT behind Daily Ultimate Essentials.

Why it matters
Clinical substantiation is the moat separating enduring health brands from marketing companies — and what strategic acquirers paid record multiples for in 2026.

Note: study parameters per company records; results timing reflects management expectation and is subject to study completion and analysis. Completed-trial results per the IM8 Daily Ultimate Essentials clinical study (independent U.S. research institute, 2025): share of participants reporting each benefit. Mayo Clinic study is investigator-initiated, conducted under Mayo Clinic research protocols; Mayo Clinic does not endorse commercial products. Forward-looking statements.

I·M·8 67

CLINICAL EVIDENCE · MAYO CLINIC · IM8 DAILY ULTIMATE ESSENTIALS
PRODUCT, BRAND, SCIENCE & PLATFORM

The Mayo Clinic study: IM8, tested in the people who deliver medicine

A randomized, placebo-controlled trial of Daily Ultimate Essentials in healthcare workers — investigator-initiated, run at Mayo Clinic in Florida.

DESIGN	Randomized, placebo-controlled trial; matched placebo identical in appearance and taste
PARTICIPANTS	N = 100 healthcare workers employed at Mayo Clinic Florida (50 IM8 · 50 placebo), ages 18–65
DURATION	8 weeks — with a 4-week supplement washout before baseline
INVESTIGATORS	Principal Investigator: George Pujalte, M.D., Mayo Clinic Florida — investigator-initiated and run under Mayo Clinic research protocols
PERFORMANCE	6-Minute Walk Test (n=60 subgroup) · body composition (InBody 770) · grip strength · waist circumference
WELL-BEING	Weekly validated self-report: overall feeling, energy, sleep, focus, mood, digestion, skin/hair/nails; adherence tracked

Objective biomarker panel — baseline and week 8

Bloodwork drawn at baseline and repeated at week 8: comprehensive metabolic panel, complete blood count, vitamin and mineral levels, CoQ10, inflammatory markers (CRP, IL-6, homocysteine), lipid panel including ApoB and Lp(a), HbA1c and insulin — plus baseline nutrient-gap prevalence in the healthcare-worker population.

Why this study matters

Healthcare workers are a high-stress, high-demand population with documented nutrient gaps — and they are the hardest audience in the world to impress with a supplement. IM8 is being tested, against placebo, in the population that delivers medicine, at one of the most respected medical institutions in the world.

The Mayo Clinic standard

The study is investigator-initiated: designed and run by Mayo Clinic investigators under Mayo Clinic research protocols and IRB oversight, with a matched placebo and a four-week washout — the rigor of academic medicine applied to a consumer product.

Status

Protocol v1.7 (July 2026); enrollment from the Mayo Clinic Florida workforce. Together with the Longevity and Gut Health RCTs, IM8 has three randomized, placebo-controlled trials underway simultaneously — unprecedented for a brand this young.

Note: investigator-initiated study conducted at Mayo Clinic in Florida under Mayo Clinic protocols; Mayo Clinic does not endorse commercial products or services. Endpoints are pre-specified objectives, not results; no assurance any endpoint will be met. Forward-looking statements.

I·M·8®
68

CLINICAL EVIDENCE

PRODUCT, BRAND, SCIENCE & PLATFORM

The Longevity RCT: double-blind, placebo-controlled — four arms, 90 days

Designed to generate independently defensible clinical evidence across aging-related health domains — metabolic health, systemic inflammation, autonomic function, sleep, and wellbeing.

DESIGN	Randomized, double-blind, placebo-controlled, four-arm parallel trial
PARTICIPANTS	N = 180 total enrollment (45 per arm, 1:1:1:1 across four arms)
DURATION	90 days — baseline (Day 0) and endpoint (Day 90)
ARMS	Placebo · Longevity single dose · Longevity double dose · Beckham Stack (Longevity + Daily Ultimate Essentials)
RANDOMIZATION	1:1:1:1, computer-generated; stratified by baseline hsCRP and HOMA-IR
PHYSIOLOGY	Standardized wearables (Whoop 4.0) issued to all participants; recovery, sleep and autonomic data analyzed centrally

Co-primary endpoints (pre-specified)

hsCRP — systemic low-grade inflammation; target ≥20% reduction from baseline. HOMA-IR — insulin resistance; target ≥10% reduction from baseline. ANCOVA with baseline adjustment; Bonferroni-corrected $\alpha = 0.025$ per endpoint. All other outcomes secondary — a structure that protects statistical integrity.

Why these endpoints

hsCRP and HOMA-IR are among the most validated, responsive short-term biomarkers in longevity research — inflammation and insulin resistance sit upstream of most aging-related disease. Secondary panel spans fasting glucose and insulin, lipids, HbA1c, GGT, waist circumference, sleep and recovery physiology, and validated wellbeing instruments.

The Beckham Stack arm

The fourth arm tests the flagship regimen itself — Longevity plus Essentials — head-to-head against Longevity alone and against placebo, with an additive-effect comparison built into the pre-specified analysis. Evidence for the combination customers actually buy.

Status & timeline

Underway; results expected by Q1 2027. We will publish what we find — in a category where most products are sold on marketing, IM8 is generating placebo-controlled evidence on its own flagship products.

Note: protocol v1.0, randomized double-blind placebo-controlled design; sample sizes include projected 15% dropout with replacement protocol. Endpoints and targets are pre-specified objectives, not results; no assurance any endpoint will be met. Forward-looking statements.

I·M·8

69

CLINICAL EVIDENCE

PRODUCT, BRAND, SCIENCE & PLATFORM

The Gut Health RCT: placebo-controlled, dose-response, 8 weeks

Designed to generate independently defensible evidence across four gut-health domains — microbiome composition, inflammatory markers, metabolic proxies, and digestive comfort.

DESIGN	Randomized, double-blind, placebo-controlled, three-arm parallel trial — with dose-response trend pre-specified
PARTICIPANTS	N = 135 total enrollment (45 per arm, 1:1:1); adults 25–65 with mild digestive symptoms
DURATION	8 weeks — baseline (Week 0), questionnaires (Week 4), endpoint (Week 8)
ARMS	Placebo · IM8 single dose · IM8 double dose
RANDOMIZATION	1:1:1, computer-generated; stratified by baseline GSRS score and hsCRP
MICROBIOME	Stool shotgun metagenomic sequencing at Weeks 0 and 8 — species-level community analysis, not surveys alone

Co-primary endpoints (pre-specified)

GSRS total score — the gold-standard validated instrument for GI symptom burden; target: significant reduction vs. placebo. Alpha diversity (Shannon index) — validated proxy for microbiome health and resilience; target: meaningful increase vs. placebo. ANCOVA with baseline adjustment; Bonferroni-corrected $\alpha = 0.025$ per endpoint.

Endpoints that map to the claims

The two co-primary endpoints measure exactly what the product promises: digestive comfort (GSRS) and microbiome health (sequenced, not self-reported). The dose-response design — placebo, single, double — strengthens causal inference beyond a simple two-arm comparison.

Built to protect the signal

Antibiotics excluded for 8 weeks and probiotics for 4 weeks pre-baseline — the confounders that invalidate most microbiome studies. Enriched symptomatic population, temperature-controlled home collection, and blinded analysts throughout.

Status & timeline

Underway; results expected by Q1 2027. Secondary panel includes beneficial taxa abundance (Bifidobacterium and others), community-level composition shifts, and inflammatory markers.

Note: protocol v1.0, randomized double-blind placebo-controlled design; sample sizes include projected 15% dropout with replacement protocol. Endpoints and targets are pre-specified objectives, not results; no assurance any endpoint will be met. Forward-looking statements.

I·M·8®
70

Pipeline & Whitespace 71

PIPELINE & WHITESPACE

The pipeline, as it stands: three launches, twelve months, zero in guidance

Every launch sells first into an active base of 140,000+ subscriptions whose acquisition cost is already paid — and none of this revenue is in our guidance.

LIVE TODAY

Daily Ultimate Essentials Pro
The flagship · completed RCT · 90 ingredients, one sachet

Daily Ultimate Longevity
10 clinically studied aging compounds · in a placebo-controlled RCT now

The Beckham Stack
Daily Ultimate Essentials + Daily Ultimate Longevity

Q4 2026

IM8 Hydration

$37B global category

Complete electrolyte profiles, formulated to clinical standards — entering the category Gatorade, Liquid I.V. and LMNT defined, with the certification and evidence bar they do not carry.

Q1 2027

IM8 Gummies

$25B global category

Zero sugar, NSF Certified for Sport — a premium, clinically credible entry into a category dominated by candy-first formulations, including the products for children.

Q2 2027

IM8 Creatine

$1.3B global category

The most studied performance compound in sports nutrition, held to the IM8 standard — third-party tested, athlete-grade, built for daily use.

The same promise on every launch — best product in its category at launch · clinically studied · NSF Certified for Sport · launched with a dedicated flight and full operational focus · sold first to subscribers we already serve at zero incremental acquisition cost. Each new product's economics start ahead of where the flagship's began.

Note: launch timing reflects management expectation and is subject to change. New-product revenue is excluded from FY2026 and FY2027 guidance. Category sizes per Grand View Research and public industry reports; not independently verified. Forward-looking statements.

I·M·8
72

P I P E L I N E & W H I T E S P A C E Beyond the pipeline: the map that trust licenses A customer who hands our sachet to someone they love would trust us in any category where science and quality decide the winner. That map is most of consumer health — and IM8 is twenty months old, with most of its categories still ahead of it. Sleep One of the largest unmet needs in consumer health — and among the least clinically served in the market. Cognition & Focus Where high performers already spend — and where evidence separates products instantly. Recovery Adjacent to our athlete partners’ daily lives and NSF-certified by design. Women’s Health Underbuilt by the entire category relative to demand — a science-first entry travels far. Men’s Health A category crowded with hype and thin on evidence — built for a science-first, certified entrant. Sports Performance The home turf of our athlete partners and NSF Certified for Sport heritage — credibility no entrant can shortcut. An exploration map — not a roadmap We will name nothing before it is ready, and we will enter nothing until it clears the same bar as the flagship: best in category at launch, clinically studied, NSF Certified for Sport. The bar is the strategy. Why we can pursue it — all three, at once A brand people trust · strong balance sheet, a self-funding operating engine, and $1B of committed growth capital that frees our own cash for R&D, clinical evidence and the team · an AI-native cost structure that enters new categories without hiring an army. Companies usually get one. We are sitting on all three. Note: illustrative categories within the broader consumer-health market. These are not announced products and no development commitment is implied; any future entry remains subject to the Company’s clinical and certification standards. Forward-looking statements. 73

PIPELINE & WHITESPACE

Significant *Whitespace* Ahead

Modest Capture of the $200B+ Global Dietary Supplements Market Implies a $1bn+ Brand

$200m Revenue

Global Supplements Market Share:

0.1%

2026

Additional Subscription Frequencies

Diversify Marketing Spend

New Products and Categories

Geographic Penetration *(Existing + New Markets)*

Broaden Distribution

$1B Revenue

0.5%


I·M·8
DAILY
ULTIMATE
ESSENTIALS

Source: Grand View Research, IM8 Management
Note: Market Share represents the midpoint of FY2026 total revenue guidance and $1B Long-Term Revenue Vision as a percentage of 2025 $209B Global Dietary Supplements Market

74

PIPELINE & WHITESPACE

Penetration: category leadership ahead — our largest market is 0.15% penetrated

Five markets generate ~73% of 1H 2026 revenue — and in every one of them, IM8 holds less than 1% share of a large, growing category. The runway is the point.

	United States	Canada	United Kingdom	Australia	Singapore
Category size	~$69B	~$7B	~$5B[1]	~$3B[1]	~$1B[1]
IM8 ARR (July)	$106M	$33M	$19M	$13M	$10M
IM8 market share	0.15%	0.47%	0.37%	0.44%	0.97%
% of 1H 2026 revenue	41.9%	13.2%	8.6%	5.4%	3.9%

A 46-country distribution platform — every market above remains early, and most of the other 41 are earlier still.

The arithmetic of runway

These five categories total ~$85 billion. IM8's blended share today is roughly 0.2%. Reaching just 1% across these five markets alone — before the other 41 countries, before China — would imply roughly $850M of annualized revenue. Illustrative, not guidance.

And the largest prize is still untouched: China

0% penetration today · a ~$50 billion supplements market · an estimated 1.4 billion health-conscious consumers. A premium, science-first, globally certified brand with unmatched co-founder recognition — entered on our timeline, not the market's.

Category leadership is not a share battle for us yet — it is a distribution and depth opportunity: 46 countries live, five of them proving the model, the largest market on earth still ahead.

Source: Grand View Research and management estimates. Current ARR = July 2026 revenue × 12 per the IM8 growth dashboard; market share = ARR ÷ category size; revenue shares are 1H 2026 actuals. [1] Management estimate; not disclosed in the Grand View Research report. China figures per public industry estimates; IM8 has not entered China and no entry timing is implied. Illustrative share scenarios are not guidance. Forward-looking statements.

I·M·8
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P I P E L I N E & W H I T E S P A C E Eight reinforcing advantages. It is in the name. No single advantage explains the last twenty months. The system does — each one makes the other seven stronger. 1 Science that compounds A completed RCT behind the flagship and three placebo-controlled trials underway — including one at the Mayo Clinic. Every SKU NSF Certified for Sport. 2 A brand people hand to people they love Co-founded with David Beckham, carried by an elite athlete roster, proven in 100+ events worldwide — demand that arrives on its own. 3 Cohort economics, underwritten Nineteen consecutive vintages on one retention curve. $1.52 of gross profit per acquisition dollar and rising — diligenced for months by General Catalyst before $1B followed. 4 A subscription engine, not a sales line ~87% recurring revenue across 140,000+ active subscriptions — revenue per billed customer up 72% since launch. 5 Growth that funds itself Adjusted Free Cash Flow positive in July. The CVF finances acquisition, cohorts repay from their own receipts, and the balance sheet carries zero debt. 6 An AI-native organization Roughly 70 people producing over $3M of revenue each — a cost structure that enters new categories without hiring an army. 7 Global from day one 46 countries, ~54% of revenue outside the US — with the largest market 0.15% penetrated and China entirely ahead. 8 Founders who own the outcome An operator-founder with a public-company record, athlete partners holding equity, personal open-market buying, and a completed $40M repurchase. Any one of these can be copied in time. The eight together — compounding through the same 140,000 subscribers, the same cohort data, the same brand — cannot. Twenty months in, the flywheel is just beginning to turn. Note: metrics per the Q2 2026 shareholder letter and investor deck; July figures preliminary and unaudited. Forward-looking statements. 76

Appendix 77 77

A P P E N D I X · N O N - I F R S R E C O N C I L I A T I O N PRE consolidated: reconciliation of non-IFRS measures Reconciliation ($M) Q2 2025 Q1 2026 Q2 2026 Loss for the period (IFRS) (12.7) (23.1) (9.0) Depreciation & amortization / interest / finance costs / tax, net 0.0 (0.1) (0.1) EBITDA (12.7) (23.2) (9.1) Amortization of deferred expenses 1.5 — — Equity-settled share-based payment expenses 1.9 1.2 1.7 Transaction-related expenses 1.7 1.0 0.1 Strategic realignment & discontinued products impact 0.0 1.3 — Exchange loss/(gain), net 0.6 (0.1) 0.3 Fair value loss/(gain) on financial assets (FVTPL) 0.1 0.6 (2.6) Fair value loss/(gain) on warrant liabilities 0.6 8.0 (2.7) Unrealized fair value loss on digital assets — 9.8 — Realized fair value gain on digital assets — — (6.5) Loss/(profit) from discontinued operation, net of tax 3.4 (4.2) (0.1) Adjusted EBITDA (consolidated) (2.9) (5.6) (19.0) Contribution profit reconciliation ($M) Q2 2025 Q1 2026 Q2 2026 Adjusted EBITDA (consolidated) — reconciled above (2.9) (5.6) (19.0) Add back: acquisition marketing 5.1 18.7 36.2 Add back: brand royalty 0.3 1.1 2.2 Add back: ambassador contracts & licensing 1.1 1.4 2.1 Contribution profit (consolidated) 3.6 15.6 21.5 78 Note: figures may not foot due to rounding.

A P P E N D I X · N O N - I F R S R E C O N C I L I A T I O N IM8: reconciliation of non-IFRS measures Reconciliation ($M) Q2 2025 Q1 2026 Q2 2026 Consolidated loss for the period under IFRS (12.7) (23.1) (9.0) Less: results not attributable to IM81 10.9 18.5 (9.5) Loss attributable to IM8 (1.8) (4.6) (18.5) Depreciation and amortization attributable to IM8 0.0 0.0 0.0 Interest income attributable to IM8 (0.1) (0.0) (0.1) Income tax expense attributable to IM8 0.0 — — Other finance costs attributable to IM8 — 0.0 — IM8 EBITDA (1.9) (4.6) (18.6) Equity-settled share-based payment expenses 0.2 0.4 0.1 Exchange (gain)/loss, net 0.1 0.1 0.2 IM8 Adjusted EBITDA (1.6) (4.1) (18.3) IM8 EBITDA (1.9) (4.6) (18.6) Acquisition marketing 4.7 18.3 35.7 Brand royalty 0.3 1.1 2.2 Ambassador contracts & licensing 1.1 1.4 2.1 IM8 Contribution Profit 4.2 16.2 21.4 79 1. Results not attributable to the IM8 comprise the results of all consolidated entities and operations outside of IM8, together with the related corporate, consolidation and intercompany adjustments not attributable to IM8. The IM8 result includes the results of the entities and operations comprising IM8 and the consolidation and elimination adjustments attributable to those operations.